Exhibit 99.1

ING

Press release

Corporate Communications

Amsterdam, 1 August 2019

ING posts 2Q2019 net result of €1,438 million

ING continues to record growth in primary customers and core lending
- Retail primary customers rose in 2Q2019 by 300,000 to 12.9 million; total retail customer base reaches 38.6 million
- Net core lending in 2Q2019 grew by €7.4 billion; net customer deposit inflow amounted to €11.7 billion

ING 2Q2019 underlying pre-tax result of €2,005 million; ING declares interim cash dividend of €0.24 per share
- Result reflects well-diversified loan growth at resilient margins, despite margin pressure on customer deposits, as well as stable fee income and a relatively low level of risk costs
- Four-quarter rolling underlying ROE was 10.8%; ING Group CET1 ratio remained robust at 14.5%

CEO statement

"We achieved good results in the second quarter, with solid profitability and healthy growth in both lending and deposits. We added more than 300,000 primary customers in 2Q2019, which demonstrates that our customer experience continues to be differentiating and drive growth," said Ralph Hamers, CEO of ING Group. "Higher volumes and resilient lending margins supported earnings despite the ongoing low interest rate environment. Looking ahead, we expect that persistently low interest rates will put pressure on net interest income.

"We took further steps in the second quarter to improve the way we manage non-financial risks. The number of FTEs working in KYC-related activities, including our global know your customer (KYC) enhancement programme has increased to over 3,000. File enhancement and transaction look-back operations are resulting in improved reporting of suspicious or unusual activity to authorities in various countries. Our increased focus on KYC and our efforts to streamline our operations are leading to an increased number of accounts that are being closed, including inactive accounts or accounts of which the customers were insufficiently responsive to information requests. And we have started a re-evaluation of certain client and business relationships. We're also working on promising tools that use machine learning and artificial intelligence to increase the effectiveness of our KYC operations. At the same time, we welcome steps by the Dutch and other authorities to achieve wider cooperation between banks, law enforcement and regulators on both a national and European level to strengthen the financial system's resilience in the fight against financial economic crime.

"We continued to innovate to improve the digital customer experience and to strengthen our mobile-first approach. In Germany and Poland, we now offer features that help customers to better manage their money by notifying them of upcoming payments, similar to the 'Kijk Vooruit' feature in the Netherlands. We've enhanced the experience of our mobile app users by adding Apple Pay in the Netherlands, Romania and Spain. Interhyp, ING's independent mortgage brokerage platform in Germany and Austria, which offers access to over 450 mortgage lenders, had a record quarter and is on track for a 10% market share in Germany.

"We empowered customers through new beyond banking services that help them stay a step ahead in life and in business. Within our global partnership with AXA, we've launched our first products in two countries.

"The 26 sustainable bond transactions and 12 sustainable loan transactions in 2Q2019 showed that ING's commitment to sustainable and green financing is achieving good commercial results. Among them we supported a €750 million green innovation bond for Philips and a €1.55 billion loan to Merlin Properties, Europe's largest sustainability improvement loan for the real estate sector. And ING is one of the founding banks of the Poseidon Principles, which aim to reduce greenhouse gasses from shipping by 50% by 2050, aligning our shipping financing with our Terra approach.

"We are making good progress transforming our business so we can continue to deliver a differentiating customer experience. At the same time, we took important steps in the second quarter to strengthen our management of non-financial risks, particularly in the areas of KYC and anti-money laundering. We are committed to maintaining the highest standards in these areas, now and in the future."

Investor enquiries
T: +31 (0)20 576 6396
E: investor.relations@ing.com

Press enquiries
T: +31 (0)20 576 5000
E: media.relations@ing.com

Investor conference call
1 August 2019 at 9:00 am CET
+31 (0)20 531 5821 (NL)
+44 203 365 3209 (UK)
+1 866 349 6092 (US)
Live audio webcast at www.ing.com

Media conference call
1 August 2019 at 11:00 am CET
+31 (0)20 531 5871 (NL)
+44 203 365 3210 (UK)
Live audio webcast at www.ing.com

Business Highlights Sha r e In f ormation Sha r e in f ormation 1) F our - quar ter r olling a v e r age Market capitalisation (in × billion) 0 25 50 75 2Q2018 3Q2018 4Q2018 1Q2019 2Q2019 Shares (in millions, end of period) 3,896.5 Total number of shares 3,891.5 3,891.6 3,891.7 3,894.8 - Treasury shares 1.7 0.9 1.1 0.7 0.8 - Shares outstanding 3,889.9 3,890.7 3,890.6 3,894.1 3,895.7 Average number of shares 3,889.7 3,890.1 3,890.8 3,891.6 3,895.6 Share price (in euros) 10.19 End of period 12.33 11.18 9.41 10.78 High 14.45 13.10 11.39 11.67 12.05 Low 12.28 10.89 9.19 9.34 9.60 Net result per share (in euros) 0.37 0.20 0.33 0.29 0.37 Shareholders' equity per share 12.85 12.59 13.09 13.56 13.50 (end of period in euros) Dividend per share (in euros) 0.24 - 0.44 - 0.24 Price/earnings ratio 1) 9.5 9.8 7.8 9.1 8.6 Price/book ratio 0.96 0.89 0.72 0.80 0.75 48 43 37 42 40 3 0 Jun. 2018 3 1 Dec. 2018 3 0 Sep . 2018 3 1 Ma r . 2019 3 0 Jun. 2019 Broker/Institutional investors please contact: J.P. Morgan Chase Bank, N.A. Depositary Receipts Group 383 Madison Avenue, Floor 11 New York, NY 10179 In the US: (866) JPM - ADRS Outside the US: +1 866 576 - 2377 ADR shareholders can contact J.P. Morgan Transfer Agent Service Center: J.P. Morgan Chase Bank, N.A. P.O. Box 64504 St. Paul, MN 55164 - 0504 In the US: +1 800 990 1135 Outside the US: +1 651 453 2128 Email: jpmorgan.adr@equiniti.com Shareholders or holders of ADRs can request a hard copy of ING’s audited ﬁnancial statements, free of charge, at www.ing.com/publications.htm Relative share price performance 1 January 2018 to 30 June 2019 120 110 100 90 80 70 60 50 American Depositary Receipts (ADRs) For questions related to the ING ADR programme, please visit J.P. Morgan Depositary Receipts Services at www.adr.com, or contact: Listings Tickers Security codes Stock e x changes (Bloombe r g, R euters) (ISIN, SEDOL1) Euronext Amsterdam INGA NA, INGA.AS and Brussels New York Stock Exchange ING US, ING.N NL0011821202, BZ57390 US4568371037, 2452643 F inancial c alendar E x - dat e f or interi m dividen d 201 9 ( E u r onext Amste r dam): Monday, 5 August 2019 R ec o r d dat e f or interi m dividen d 2019 entitlement ( E u r onext Amste r dam): T uesday, 6 August 2019 R ec o r d dat e f or interi m dividen d 2019 entitlement (N Y SE): Monday, 12 August 2019 P aymen t dat e interi m dividen d 201 9 ( E u r onext Amste r dam): Monday, 12 August 2019 P ayment date interim dividend 2019 (N Y SE): Monday, 19 August 2019 Thursday, 31 O c tober 2019 Publi c ation r es u lts 3Q2019: A l l dates a r e p r ovisional Listing information The ordinary shares of ING Group are listed on the exchanges of Amsterdam, Brussels and New York (NYSE). Table of contents Share Information Business Highlights Consolidated Results Retail Banking Wholesale Banking Corporate Line Consolidated Balance Sheet Risk Management Capital, Liquidity and Funding Economic Environment Appendix 2 3 4 9 13 16 17 19 21 23 24 1 April 2018 1 O c tober 2018 30 June 2019 1 April 2019 1 January 2019 1 J u ly 2018 1 January 2018 ING E u r o St o xx Banks E u r o St o xx 50 St o xx E u r ope 600 Banks 2 ING P r ess R elease 2Q2019

ING P r ess R elease 2Q2019 3 Business Highlights ING achieved good results in the second quarter of 2019. We also took important steps to strengthen our management of non - ﬁnancial risks and to innovate and transform our business in order to continue to deliver a diﬀerentiating experience for our customers. Know your customer We took additional steps in the second quarter to improve the way we manage non - ﬁnancial risks. The number of FTEs working in KYC - related activities, including our global know your customer (KYC) enhancement programme has increased to over 3,000. File enhancement and transaction look - back operations are resulting in improved reporting of suspicious or unusual activity to authorities in various countries. Our increased focus on KYC and our eﬀorts to streamline our operations are leading to an increased number of accounts that are being closed, including inactive accounts or accounts of which the customers were insuﬃciently responsive to information requests. We have also started a re - evaluation of certain client and business relationships. And we are working on promising tools that use machine learning and artiﬁcial intelligence to increase the eﬀectiveness of our KYC operations. These include a virtual alert handler in the Netherlands that reduces false positives by more than half, a tool (developed by ING in Turkey) that detects instances of fraudulent transactions being broken up into smaller amounts ('smurﬁng') in order to evade conventional rules - based monitoring systems, and an anomaly - detection model (developed by ING in Belgium) to detect suspicious transactions when we do currency clearing and settlement on behalf of other banks. At the same time, we welcome steps by the Dutch and other authorities to achieve wider cooperation between banks, law enforcement and regulators on both a national and European level to strengthen the ﬁnancial system’s resilience in the areas of KYC and anti - money laundering. Innovation and beyond banking Innovation at ING focuses on enhancing the customer experience. In the second quarter, we introduced innovations that improve the digital customer experience and to strengthen our mobile - ﬁrst approach. In Germany and Poland, we now oﬀer features that help customers to better manage their money by notifying them of upcoming payments, similar to the ‘Kijk Vooruit’ feature we oﬀer in the Netherlands. We’ve also enhanced the experience of our mobile app users by adding Apple Pay in the Netherlands, Romania and Spain, after introducing it earlier in Australia and Poland. And following its introduction in Australia and the Netherlands, customers in Belgium can now use voice - activated Google Assistant to look up information on ING, while in Poland they can use it to check their balances or to make transfers between accounts without having to log in. Yolt, the banking aggregator venture of ING that gives users a single view of their accounts at multiple banks and helps them to track their spending, has now surpassed 900,000 users and has expanded to France and Italy from the UK, where it was launched in 2017. We empowered customers with new beyond banking services that help them stay a step ahead in life and in business. In the second quarter of 2019, we launched our ﬁrst protection products within our global partnership with AXA. Sustainability ING’s commitment to sustainable and green ﬁnancing achieved in good commercial results, with 26 sustainable bond transactions and 12 sustainable loan transactions during the second quarter. The 26 sustainable bonds included 20 green bonds, one social bond and ﬁve sustainable bonds. Among them was a €750 million green bond for Vodafone whose proceeds will go towards energy eﬃciency, renewable energy and green buildings. We also supported a €750 million green innovation bond for Philips. The 12 sustainable loans include two green loans and 10 sustainability improvement loans, including a USD 750 million loan to Louis Dreyfus Company and a €1.55 billion loan to Merlin Properties, the largest real estate sustainability improvement loan for the real estate sector in Europe. We also worked with Germany’s Landesbank Baden - Württemberg (LBBW) to arrange the ﬁrst - ever ESG - linked Schuldschein, which will provide €200 million of ﬁnancing to Dürr AG, an ING client active in the German automotive sector. We also supported key green projects in the energy sector, such as the Kiamal Solar Farm, a highly innovative utility - scale solar farm that is leading the transition of the Australian energy market to low - carbon renewable energy. And we ﬁnanced the sale of Finerge, the second - largest wind energy producer in Portugal, to an investment management arm of Commonwealth Bank of Australia. And ING is one of the founding banks of the Poseidon Principles, which aim to reduce greenhouse gasses in the shipping sector by 50% by 2050. This aligns our shipping ﬁnancing with our Terra approach. Recognition ING continued to be recognised, winning awards in numerous categories in the second quarter. These included: being named Most Preferred Bank in Germany for the 13th consecutive year by business magazine €uro; ING in Australia receiving the award as Most Trusted Bank at the 2019 RFi Australian Banking Awards; and ING being named Best Bank in Germany, the Netherlands and Poland at the 2019 Euromoney Awards for Excellence.

C onsolidate d R es u lts 4 ING P r ess R elease 2Q2019 C onsolida t ed r esults 1) Regulatory costs represent bank taxes and contributions to the deposit guarantee schemes (‘DGS’) and the (European) single resolution fund (‘SRF’). 2) The amount presented in 'Addition to loan loss provisions' (which is equivalent to risk costs) includes write - oﬀs and recoveries on loans and receivables not included in the stock of provision for loan losses. 3) Interim proﬁt not included in CET1 capital in 2Q2019 amounting to €1,764 million (1Q2019: €2,595 million, and 2Q2018 €1,735 million). 4) Annualised underlying net result divided by average IFRS - EU shareholders' equity excluding interim proﬁt not included in CET1 capital. Note: Underlying ﬁgures are non - GAAP measures. These are derived from ﬁgures according to IFRS - EU by excluding the impact from special items and Insurance Other. See the Appendix for a reconciliation between GAAP and non - GAAP ﬁgures. 2Q2019 2Q2018 Change 1Q2019 Change 1H2019 1H2018 Change Profit or loss (in € million) 3,470 3,441 0.8% 3,483 - 0.4% 6,953 6,845 1.6% Net interest income Net fee and commission income 711 717 - 0.8% 675 5.3% 1,386 1,378 0.6% Investment income 25 38 - 34.2% 150 - 83.3% 175 102 71.6% Other income 459 287 59.9% 268 71.3% 727 614 18.4% Total underlying income 4,665 4,484 4.0% 4,576 1.9% 9,241 8,940 3.4% Staﬀ expenses 1,437 1,384 3.8% 1,374 4.6% 2,811 2,723 3.2% Regulatory costs 1) 97 98 - 1.0% 515 - 81.2% 612 591 3.6% Other expenses 917 865 6.0% 898 2.1% 1,815 1,718 5.6% Underlying operating expenses 2,451 2,347 4.4% 2,787 - 12.1% 5,238 5,032 4.1% Gross result 2,214 2,137 3.6% 1,789 23.8% 4,003 3,908 2.4% Addition to loan loss provisions 2) 209 115 81.7% 207 1.0% 416 200 108.0% Underlying result before tax 2,005 2,022 - 0.8% 1,582 26.7% 3,586 3,708 - 3.3% Taxation 540 557 - 3.1% 443 21.9% 983 1,021 - 3.7% Non - controlling interests 26 22 18.2% 21 23.8% 47 51 - 7.8% Underlying net result 1,438 1,443 - 0.3% 1,119 28.5% 2,556 2,636 - 3.0% Special items after tax 0 0 0 0 0 Net result from Banking 1,438 1,443 - 0.3% 1,119 28.5% 2,556 2,636 - 3.0% Net result Insurance Other 0 - 14 0 0 19 - 100.0% Net result ING Group 1,438 1,429 0.6% 1,119 28.5% 2,556 2,654 - 3.7% Net result per share (in €) 0.37 0.37 0.29 0.66 0.68 Capital ratios (end of period) 52.8 - 0.4% 52.6 50.0 5.2% ING Group shareholders' equity (in € billion) ING Group common equity Tier 1 ratio 3) 14.7% 14.5% 14.1% Customer lending/deposits (end of period, in € billion) 291.6 0.5% 293.0 281.7 4.0% Residential mortgages Other customer lending 318.7 1.1% 322.3 310.7 3.7% Customer deposits 561.4 1.7% 571.1 556.7 2.6% Profitability and efficiency 1.52% 1.51% 1.55% 1.54% 1.51% Underlying interest margin Underlying cost/income ratio 52.5% 52.3% 60.9% 56.7% 56.3% Underlying return on equity based on IFRS - EU equity 4) 11.4% 12.0% 9.0% 10.2% 11.0% Employees (internal FTEs, end of period) 52,658 1.6% 53,525 52,189 2.6% Four - quarter rolling average key figures 1.54% 1.54% 1.54% Underlying interest margin Underlying cost/income ratio 55.0% 56.1% 55.0% Underlying return on equity based on IFRS - EU equity 4) 10.8% 10.4% 11.0% Risk 14 8 1.5% 1.5% 1.6% Stage 3 ratio (end of period) Stage 3 provision coverage ratio (end of period) 30.7% 30.6% 33.9% Risk costs in bps of average customer lending 14 14 7 Risk costs in bps of average RWA 27 15 26 27 13 Risk - weighted assets (end of period, in € billion) 311.9 2.0% 318.3 318.7 - 0.1%

ING P r ess R elease 2Q2019 5 C onsolidate d R es u lts ING’s second - quarter 2019 net result was €1,438 million. This was on par with the €1,429 million recorded in the second quarter of 2018, but up strongly from €1,119 million in the previous quarter, which included seasonally high regulatory costs. Commercial momentum was solid in the second quarter of 2019: the number of primary customer relationships increased by more than 300,000, net core lending grew by €7.4 billion, and net customer deposits rose by €11.7 billion. ING Group’s CET1 ratio was 14.5% at the end of June 2019. The underlying net result was also €1,438 million in the second quarter of 2019 versus €1,443 million in the year - ago quarter, when the total net result still included a €14 million loss from Insurance Other. ING’s underlying return on IFRS - EU equity was 11.4% in the second quarter of 2019. On a four - quarter rolling average basis, which reduces the seasonality in results, the underlying return on ING’s IFRS - EU equity was 10.8%. Underlying income increased both year - on - year and sequentially, driven by continued business growth, higher Treasury - related revenues and the recognition of a receivable related to the insolvency of a ﬁnancial institution. These factors were partly oﬀset by negative valuation adjustments in Financial Markets and margin pressure on customer deposits. Expenses excluding regulatory costs increased, mainly due to a provision related to the Agile transformation in Germany and higher KYC - related expenses. Risk costs were €209 million, or an annualised 14 basis points of average customer lending. Underlying results The second - quarter 2019 underlying result before tax of €2,005 million was mainly attributable to robust net interest income supported by resilient lending margins and continued loan growth; net fee and commission income was stable. Furthermore, results included the recognition of a €79 million receivable related to the insolvency of a ﬁnancial institution. Risk costs remained well below ING’s through - the - cycle average. The pre - tax result was negatively aﬀected by the impact of negative valuation adjustments in Financial Markets and margin pressure on customer deposits. Compared with the second quarter of 2018, the underlying result before tax declined slightly by 0.8% as higher income was more than oﬀset by an increase in operating expenses and higher (but still relatively low) risk costs. On a sequential basis, the underlying result before tax rose 26.7%; this was predominantly caused by the seasonally higher regulatory costs in the ﬁrst quarter of 2019. Total underlying income Total underlying income rose 4.0% to €4,665 million compared with the second quarter of 2018. The increase partly reﬂects the aforementioned €79 million receivable recorded in the second quarter of 2019. Excluding this gain, income rose by €102 million due to continued growth in most business units as well as higher Treasury - related revenues. This was partly oﬀset by lower income in Financial Markets due to negative valuation adjustments in the current quarter and margin pressure on customer deposits. Compared with the ﬁrst quarter of 2019, which included a €119 million one - oﬀ gain from the release of a currency translation reserve following the sale of ING’s stake in Kotak Mahindra Bank, underlying income rose by €89 million, or 1.9%. Total customer lending rose by €4.9 billion in the second quarter of 2019 to €615.2 billion. Adjusted for currency impacts and excluding the declines in Treasury lending and the run - oﬀ portfolios of WUB and Lease, the net growth in ING’s core lending book was €7.4 billion. Residential mortgages increased by €2.0 billion due to growth in most countries, including the Netherlands. Other net core lending grew by €5.4 billion, of which €3.1 billion was in Retail Banking and €2.3 billion in Wholesale Banking. Customer deposits increased by €9.7 billion to €571.1 billion in the second quarter of 2019. Excluding a €1.4 billion decline in Treasury and adjusted for currency impacts, net customer deposits grew by €11.7 billion. Retail Banking generated a net inﬂow of €8.5 billion, of which more than half was driven by holiday allowances in the Netherlands and Belgium. Net customer deposits in Wholesale Banking increased by €3.1 billion. Underlying net interest income rose to €3,470 million from €3,441 million in the second quarter of 2018. The increase was driven by higher interest results on customer lending due to volume growth in both mortgages and other customer lending. The total lending margin was stable compared with a year ago, as the impact of an improved interest margin on mortgages was oﬀset by lower margins on other customer lending, partly reﬂecting heightened competition in some of our markets. The interest results on customer deposits declined compared with the second quarter of 2018. This was fully caused by lower interest margins on both savings and current accounts due to lower reinvestment yields, which were only partly oﬀset by the impact of higher volumes (primarily in current accounts). The interest result of Financial Markets (which can be volatile) was relatively stable, while lower Treasury - related interest results were largely oﬀset by higher net interest income in the Corporate Line.

C onsolidate d R es u lts Compared with the ﬁrst quarter of 2019, total net interest income decreased by €13 million, or 0.4%, and was primarily caused by lower interest results on Treasury and Financial Markets - related products. The interest result on customer deposits was slightly lower as margin pressure on both savings and current accounts (due to lower reinvestment yields) was largely oﬀset by higher customer deposits, primarily current accounts. The interest result on customer lending increased, driven by higher average volumes and a higher margin on mortgages, and despite a narrowing of the margin on other customer lending. 2,750 3,000 3,250 3,500 3,750 1.50 1.55 1.60 Ne t in t e r es t inc om e (in € million) and net in t e r est ma r gin (in %) 1.56% 1.52% 3,470 1.51% 3,441 1.52% 3,500 3,571 1.55% 3,483 Ne t inte r es t inc ome Ne t inte r es t ma r gin Ne t inte r es t ma r gi n 4 - quar te r r ollin g a v e r age 2Q201 8 3Q201 8 4Q201 8 1Q2019 2Q2019 1.53% 1.54% 1.54% 1.53% 1.54% ING’s second - quarter 2019 net interest margin was 1.52% compared with 1.55% in the ﬁrst quarter of 2019. The narrowing of the net interest margin was mainly caused by an increase of the average balance sheet combined with lower margins on non - mortgage lending and customer deposits. The impact of lower interest results in Financial Markets reduced the overall margin by almost one basis point. Net fee and commission income declined slightly to €711 million from €717 million one year ago. In Retail Banking, net fee and commission income increased by €8 million, driven by higher fee income in Germany, whereas fees declined in the Benelux. Retail fee income in the Other Challengers & Growth Markets was stable. Total fee income in Wholesale Banking fell by €11 million, primarily due to lower deal activity in Lending. Compared with the ﬁrst quarter of 2019, net fee and commission income rose by €36 million, with increases in both Retail and Wholesale Banking. In Retail Banking, increases were predominantly visible in Germany and Belgium, whereas in Wholesale Banking the increase in net fee and commission income was recorded in all product groups, except Financial Markets. Investment income declined to €25 million from €38 million in the second quarter of 2018 due to lower dividend income and lower realised results on debt securities. Compared with the ﬁrst quarter of 2019, which included a €119 million gain on the release of a currency translation reserve following the sale of ING’s stake in Kotak Mahindra Bank, investment income fell by €125 million. Other income rose to €459 million from €287 million in the second quarter of 2018. The increase was supported by the recognition of a €79 million receivable related to the insolvency of a ﬁnancial institution. The remaining increase was predominantly caused by higher Treasury - related revenues, which mainly supported Retail Banking. In Financial Markets other income declined due to negative model valuation adjustments and negative marked - to - market movements on some hedges, whereas the second quarter of 2018 included slightly positive valuation adjustments. Compared with the ﬁrst quarter of 2019, other income rose by €191 million, primarily due to the receivable related to the insolvency of a ﬁnancial institution and higher Treasury - related revenues. Other income in Financial Markets was €9 million higher. Operating expenses Underlying operating expenses increased by €104 million, or 4.4%, year - on - year, but they declined by €336 million, or 12.1%, compared with the ﬁrst quarter of 2019. The sharp sequential decline was fully attributable to the seasonality of regulatory costs, as ING is required to recognise certain annual charges (such as the contributions to the European single resolution fund and the annual Belgian bank tax) in full in the ﬁrst quarter of the year. Total regulatory costs in the second quarter of 2019 were €97 million, down from €515 million in the ﬁrst quarter but comparable with the €98 million recorded in the second quarter of 2018. Ope r atin g expense s (in € million ) an d c os t /inc om e r ati o (in %) Regulatory costs Expenses excluding regulatory costs C/I ratio (4 - quarter rolling average) 1,000 1,500 2,000 2,500 3,000 2,354 97 56.1% 2,24 9 2,21 6 2,303 2Q201 8 3Q201 8 4Q2018 98 55.5% 91 54.8% 266 55.0% 2,272 515 55.0% 50.0 2Q2019 55.0 52.5 57.5 60.0 1Q2019 Expenses excluding regulatory costs rose by €105 million, or 4.7%, compared with a year ago to €2,354 million. The increase was mainly caused by a provision related to the Agile transformation in Retail Germany, higher KYC - related expenses as well as higher expenses for business growth and salary increases. These increases were partly oﬀset by cost savings from the ongoing transformation programmes. 6 ING P r ess R elease 2Q2019 Compared with the ﬁrst quarter of 2019, expenses excluding regulatory costs increased by €82 million, or 3.6%. This increase was mainly caused by the aforementioned provision in Retail Germany and higher KYC - related expenses in most business units as well as higher IT - related expenses in Retail Benelux, partly related to the transformation programmes. ING’s second - quarter 2019 underlying cost/income ratio was 52.5% compared with 52.3% in the year - ago quarter and 60.9% in the previous quarter. On a four - quarter rolling basis, which reduces the seasonal impact of regulatory costs, the underlying cost/income ratio improved to 55.0% from 56.1% one year ago, and was ﬂat compared with the previous four - quarter rolling period.

C onsolidate d R es u lts The total number of internal staﬀ rose by 867 FTEs in the second quarter of 2019 to 53,525 FTEs. This was mainly caused by continued business growth in the Challengers & Growth Markets, an increase in staﬀ for KYC - related activities and the insourcing of externals. Addition to loan loss provisions ING recorded €209 million of net additions to loan loss provisions in the second quarter of 2019 compared with €115 million in the second quarter of 2018, when risk costs were positively aﬀected by net releases in the Netherlands. Risk costs in the ﬁrst quarter of 2019 were €207 million. Our baseline scenario assumes that world economic growth will stabilise over the forecast period. Economic momentum in the US is slowing due to fading ﬁscal stimulus, earlier monetary policy tightening and subdued global activity. In the eurozone, economic growth is stabilising. In most countries, declines in unemployment are expected to slow down or come to a halt. Ongoing economic growth, low unemployment levels and low interest rates serve as a positive backdrop. A dditio n t o loa n los s p r o vision s (in € million) 0 100 200 300 2Q201 8 3Q201 8 4Q201 8 1Q201 9 2Q2019 Additio n t o loa n los s p r ovisions Ris k c ost s i n bp s o f a v e r ag e R W A (annualised) Ris k c ost s i n bp s o f a v e r ag e custome r lendin g (annualised) 0 20 40 60 209 27 242 31 207 26 115 15 215 27 14 16 14 8 14 Retail Netherlands recorded €22 million of risk costs in the second quarter compared with a net release of €52 million in the year - ago quarter, which had been supported by releases in various portfolios as well as some model updates. Sequentially, risk costs rose by €11 million. Risk costs in Retail Belgium were €16 million, down from €32 million one year ago and €42 million in the previous quarter, primarily due to lower provisions in the mid - corporates segment. Risk costs in the Retail Challengers & Growth Markets amounted to €80 million, up slightly from €72 million in the second quarter of 2018, but down from €84 million in the previous quarter. Second - quarter 2019 risk costs were recorded mainly in Poland, Spain and Turkey, whereas Germany recorded a net release of €25 million following adjustments to the mortgage models. Wholesale Banking recorded €91 million of risk costs in the second quarter of 2019, up from €63 million in the year - ago quarter and €71 million in the previous quarter. Second - quarter 2019 risk costs were predominantly in individual Stage 3 provisions and mainly attributable to a few larger clients in France, the Netherlands and the Americas. ING’s Stage 3 ratio, which represents Stage 3 credit - impaired outstandings as a percentage of total credit outstandings, remained stable at 1.5%. Total second - quarter 2019 risk costs were 14 basis points of average customer lending versus only 8 basis points in the second quarter of 2018 and 14 basis points in the ﬁrst quarter of 2019. Based on the old metric ‘risk costs in basis points of average risk - weighted assets’, risk costs were an annualised 27 basis points versus 15 basis points in the year - ago quarter and 26 basis points in the previous quarter. Total second - quarter 2019 risk costs were in line with the amounts reported in the last three quarters and remained well below ING’s through - the - cycle average of approximately 25 basis points of average customer lending (or 40 - 45 basis points of average RWA). Underlying result before tax ING’s second - quarter 2019 underlying result before tax was €2,005 million, down 0.8% from a year ago due to higher risk costs as an increase in operating expenses was more than oﬀset by higher income. Quarter - on - quarter, the underlying result before tax rose 26.7%, caused fully by the seasonally higher regulatory costs in the ﬁrst quarter. Excluding regulatory costs, the underlying pre - tax result increased marginally by €5 million, or 0.2%. Underlyin g r esul t be f o r e t a x (in € million) 2,500 2,000 1,500 1,000 500 0 2,005 2,022 2,124 1,582 1,692 2Q2018 3Q2018 4Q2018 1Q2019 2Q2019 Underlying net result ING’s underlying net result was €1,438 million, down 0.3% year - on - year, but up 28.5% sequentially. The eﬀective underlying tax rate was 27.0% compared with 27.6% one year ago and 28.0% in the previous quarter. The lower eﬀective tax rate was supported by a deferred tax liability release in Switzerland following a corporate tax rate reduction. R e tur n o n equit y IN G G r ou p (in %) 5 10 15 2Q201 8 3Q201 8 4Q201 8 1Q201 9 2Q2019 Underlyin g r etur n o n IFRS - E U equit y (qua r ter) Underlyin g r etur n o n IFRS - E U equit y (4 - qua r te r r ollin g a v e r age) 11.4 10.8 12.0 10.4 12.7 10.7 9.0 11.0 10.2 11.2 In the second quarter of 2019, ING’s underlying return on average IFRS - EU equity was 11.4% compared with 12.0% reported over the second quarter of 2018 and 9.0% over the ﬁrst quarter of 2019. On a four - quarter rolling average basis, which reduces the seasonality in results, the underlying return on ING Group’s average IFRS - EU equity declined slightly to 10.8% from 11.0% in the previous four - quarter rolling period. ING’s underlying return on equity is calculated using ING P r ess R elease 2Q2019 7

Segmen t R epo r ting : R e tai l Banking C onsolidate d R es u lts 8 ING P r ess R elease 2Q2019 IFRS - EU shareholders' equity after excluding 'interim proﬁt not included in CET1 capital'. As at 30 June 2019, interim proﬁt not included in CET1 capital amounted to €1,764 million; this amount is reserved for future dividend payments and equal to two - thirds of the dividend paid over 2018. Net result ING’s second - quarter 2019 net result amounted to €1,438 million compared with €1,429 million in the year - ago quarter and €1,119 million in the ﬁrst quarter of 2019. In the ﬁrst half of 2019, there were no special items. In the second quarter of 2018, ING recorded a € - 14 million net result from Insurance Other. This loss reﬂected the change in the valuation of warrants on NN Group shares compared with the end of March 2018. ING sold its last warrants related to its former Insurance activities in November 2018. ING’s net result per share was € 0 . 37 in the second quarter of 2019 based on an average number of shares outstanding of 3 , 895 . 6 million during the quarter . Dividend ING will pay an interim cash dividend of €0.24 per ordinary share over the ﬁrst half of 2019. This is equal to the interim dividend paid over the ﬁrst half of 2018. In line with our ﬁnancial ambitions, ING is committed to maintaining a CET1 ratio of around 13.5%, taking into account potential RWA impacts from regulatory developments on the current CET1 ratio. This is well above the prevailing fully loaded requirement, which was 11.81% at the end of June 2019. ING aims to pay a progressive dividend. The Board’s ﬁnal dividend proposal will be made at year - end and will reﬂect considerations including expected future capital requirements, growth opportunities available to the Group, net earnings and regulatory developments.

Segment Reporting: Retail Banking

Retail Benelux: Consolidated profit or loss account						
	Retail Benelux		Netherlands		Belgium	
In € million	2Q2019	2Q2018	2Q2019	2Q2018	2Q2019	2Q2018
Profit or loss	1,349	1,402	866	951	483	451
Net interest income						
Net fee and commission income	262	274	164	168	98	106
Investment income	10	12	6	10	3	2
Other income	193	112	122	69	72	43
Total underlying income	**1,814**	**1,800**	**1,158**	**1,197**	**656**	**603**
Expenses excl. regulatory costs	859	852	509	490	350	362
Regulatory costs	23	19	28	21	-5	-2
Operating expenses	**882**	**871**	**537**	**511**	**345**	**360**
Gross result	**932**	**928**	**621**	**686**	**311**	**242**
Addition to loan loss provisions	38	-20	22	-52	16	32
Underlying result before tax	**894**	**949**	**599**	**738**	**295**	**211**
Customer lending/deposits (end of period, in € billion)	151.1	148.1	112.4	110.9	38.7	37.2
Residential mortgages						
Other customer lending	100.8	96.4	48.6	46.5	52.2	49.9
Customer deposits	240.3	232.5	151.0	147.4	89.3	85.2
Profitability and efficiency[1]	48.6%	48.4%	46.4%	42.7%	52.6%	59.8%
Cost/income ratio						
Return on equity based on 13.5% CET1[2]	21.0%	23.2%	26.3%	31.2%	14.5%	12.0%
Employees (internal FTEs, end of period)	17,381	17,005	9,289	8,789	8,092	8,216
Risk[1]	6	-3	5	-13	7	15
Risk costs in bps of average customer lending						
Risk costs in bps of average RWA	17	-9	18	-40	16	34
Risk-weighted assets (end of period, in € billion)	93.0	90.6	52.3	52.1	40.7	38.5

[1] Key figures based on underlying figures.
[2] Underlying after-tax return divided by average equity based on 13.5% of RWA (annualised).

Retail Benelux

"In the second quarter we maintained our strong focus on the enhancement of KYC and the ongoing transformation and despite the persistently low interest rate environment, Retail Benelux again delivered strong commercial results.

"Robust commercial growth in Retail Benelux shows the strong relationship we have with our customers, especially in light of the ongoing transformation. We continue to strive for a differentiating experience to meet the constantly evolving needs of our customers, as demonstrated by the successful introduction of Apple Pay in the Netherlands during the second quarter.

"The Unite programme showed further efficiency gains while simultaneously delivering our high-standard service levels to our customers. The continued customer lending growth in the second quarter demonstrates our sustained customer focus."

Ralph Hamers, Member Management Board Banking, Head of Market Leaders ad interim

Retail Netherlands

Retail Netherlands posted an underlying result before tax of €599 million in the second quarter of 2019, down 18.8% from the year-ago quarter. The decrease in pre-tax result was mainly attributable to lower net interest income, reflecting lower margins on savings and current accounts, and higher risk costs, which turned from a net release in the year-ago quarter to a modest net addition in the second quarter of 2019. Underlying expenses increased by €26 million year-on- year, or 5.1%, due to higher staff and IT-related expenses and higher regulatory costs.

Sequentially, the underlying result before tax rose by €66 million, or 12.4%. Income increased mainly due to higher Treasury-related revenues, while margins on savings and current accounts were lower. Underlying expenses were €21 million lower than in the first quarter of 2019 (which included higher regulatory costs). Risk costs increased, but are still relatively low. The return on equity in the second quarter of 2019 was 26.3%, based on a 13.5% common equity Tier 1 ratio.

Underlying result before tax - Retail Netherlands (in × million)



800
600
400
200
0
738
702
505
533
599
2Q2018
3Q2018
4Q2018
1Q2019
2Q2019

ING Press Release 2Q2019 9

Segmen t R epo r ting : R e tai l Banking Total underlying income decreased 3.3% year - on - year, mainly due to lower net interest income, reﬂecting lower margins on savings and current accounts. This decrease in income was partly compensated by higher income from mortgages, stemming from both volume growth and improved margins, and from the aforementioned increase in Treasury - related revenues. Sequentially, total underlying income increased 5.1%. This was mainly attributable to higher Treasury - related revenues and higher income from mortgages, while income on savings and current accounts declined. Total customer lending increased by €1.0 billion in the second quarter of 2019 to €161.0 billion. Net core lending (excluding Treasury and the WUB run - oﬀ portfolio) rose by €0.8 billion, of which €0.4 billion was in mortgages and €0.4 billion in business lending. Net customer deposits (excluding Treasury) grew by €4.8 billion, reﬂecting increases of €2.6 billion in current accounts and €2.2 billion in savings and deposits. These increases are mainly seasonal, driven by the holiday allowances. Underlying operating expenses increased by €26 million from a year ago to €537 million. This was mainly due to higher staﬀ and IT - related expenses, as well as higher regulatory costs. We also observed more KYC - related activities; these expenses were mitigated by reprioritisation of activities. On a sequential basis, expenses fell by €21 million, or 3.8%, as the ﬁrst quarter of 2019 included the annual contribution to the single resolution fund. Excluding regulatory costs, expenses increased by €23 million. This was mainly attributable to higher IT - related expenses, which were partly related to the transformation programmes. Second - quarter 2019 risk costs were €22 million, or 5 basis points of average customer lending, and were mainly related to a model update in the residential mortgage portfolio. Risk costs were € - 52 million in the second quarter of 2018, which included releases in various portfolios, and €11 million in the ﬁrst quarter of 2019. Risk - weighted assets rose by €4.9 billion in the second quarter of 2019 to €52.3 billion, mainly reﬂecting €4.5 billion higher operational RWA following an update on the weights of own risk scenarios and external loss data. Retail Belgium Retail Belgium, which includes Luxembourg, posted a second - quarter 2019 underlying result before tax of €295 million, an increase of €84 million from the year - ago quarter. The increase was mainly attributable to higher net interest and Treasury - related income, while expenses and risk costs both decreased year - on - year. On a sequential basis, the underlying result before tax increased by €262 million as the ﬁrst quarter of 2019 included the annual Belgian regulatory costs, which are booked in full in the ﬁrst quarter of each year. Excluding regulatory costs, the underlying result before tax increased by €67 million, or 30.0%, in the second quarter of 2019. The increase was mainly attributable to higher revenues from Treasury - related activities. The return on equity for the quarter was 14.5%, based on a 13.5% common equity Tier 1 ratio. Underlying result before tax - Retail Belgium (in × million) 100 0 200 400 300 177 33 211 187 295 2Q2018 3Q2018 4Q2018 1Q2019 2Q2019 Total underlying income increased by €53 million, or 8.8%, year - on - year. This increase reﬂected higher revenues from Treasury - related activities, including €38 million hedge ineﬀectiveness. Higher income on customer lending was oﬀset by lower revenues on savings and current accounts. Sequentially, total underlying income also rose by €53 million, or 8.8%, mainly driven by higher Treasury - related revenues, higher income on investment products and higher income on consumer and business lending. 10 ING P r ess R elease 2Q2019 Customer lending increased by €1.1 billion in the second quarter of 2019 to €90.9 billion. Net core lending (excluding Treasury) grew by €1.7 billion, primarily in business lending, while residential mortgages increased by €0.2 billion. Total customer deposits stood at €89.3 billion at the end of the second quarter of 2019, reﬂecting an increase of €1.8 billion compared with the ﬁrst quarter of 2019, partly due to holiday allowances. Underlying operating expenses were €345 million, down 4.2% from the same quarter of last year. This decrease was mainly due to lower staﬀ expenses as a result of the transformation programmes and despite an increase in KYC - related activities. On a sequential basis, expenses declined by €183 million, as the ﬁrst quarter of 2019 included the full - year contributions for the European single resolution fund, Belgian deposit guarantee scheme and the Belgian bank tax. Excluding regulatory costs, expenses increased by €12 million, reﬂecting higher IT - related costs and expenses related to the ongoing transformation programmes. Second - quarter 2019 risk costs were €16 million, which translates into 7 basis points of average customer lending. Risk costs were €32 million in the second quarter of 2018 and €42 million in the previous quarter. The decrease compared to both quarters was mainly in business lending. Risk - weighted assets rose by €1.0 billion in the second quarter of 2019 to €40.7 billion. The increase mainly reﬂects lending growth and higher operational risk - weighted assets.

Segment Reporting: Retail Banking

Retail Challengers & Growth Markets: Consolidated profit or loss account

	Retail Challengers & Growth Markets		Germany		Other Challengers & Growth Markets	
In € million	2Q2019	2Q2018	2Q2019	2Q2018	2Q2019	2Q2018
Profit or loss						
Net interest income	1,091	1,077	405	435	686	642
Net fee and commission income	176	157	68	48	108	109
Investment income	10	12	6	6	4	6
Other income	83	19	28	-8	55	27
Total underlying income	**1,360**	**1,264**	**507**	**481**	**853**	**783**
Expenses excl. regulatory costs	741	682	267	230	474	453
Regulatory costs	66	66	16	19	49	47
Operating expenses	**806**	**748**	**283**	**249**	**523**	**499**
Gross result	**554**	**516**	**223**	**232**	**330**	**284**
Addition to loan loss provisions	80	72	-25	3	105	69
Underlying result before tax	**473**	**444**	**248**	**228**	**225**	**215**
Customer lending/deposits (end of period, in € billion)						
Residential mortgages	141.0	132.7	74.6	71.6	66.4	61.1
Other customer lending	39.2	38.6	11.0	12.0	28.1	26.6
Customer deposits	267.3	257.6	137.3	135.9	130.0	121.8
Profitability and efficiency[1]						
Cost/income ratio	59.3%	59.2%	55.9%	51.8%	61.3%	63.7%
Return on equity based on 13.5% CET1[2]	13.0%	12.3%	19.0%	17.8%	9.8%	9.5%
Employees (internal FTEs, end of period)	22,864	22,710	4,957	4,706	17,907	18,004
Risk[1]						
Risk costs in bps of average customer lending	18	17	-12	2	45	32
Risk costs in bps of average RWA	43	38	-38	5	86	56
Risk-weighted assets (end of period, in € billion)	76.1	75.4	26.7	25.9	49.4	49.5

[1] Key figures based on underlying figures.
[2] Underlying after-tax return divided by average equity based on 13.5% of RWA (annualised).

Retail Challengers & Growth Markets

"Retail Challengers & Growth Markets posted another strong commercial quarter. Both financial results and customer volumes continued to grow at a healthy pace, and we maintained our focus on strengthening our KYC efforts and further accelerating the development of our digital capabilities.

"The experience of our customers is the core of our strategy, and has been validated by our number-one NPS position in seven countries and the addition of 235,000 new primary relationships in the Challengers and Growth Markets.

"Germany is close to finalising its Agile transformation, which started last year. Agile will help ING in Germany to further align to the Think Forward strategy, increase its speed and simplicity of delivery, and further streamline the organisational structure.

"In 2Q2019, we launched our first products within our insurance partnership with AXA. We will launch additional products in the coming quarters."

Aris Bogdaneris, Member Management Board Banking, Head of Challengers & Growth Markets

Retail Germany

Retail Germany, which includes Austria, recorded a second- quarter 2019 underlying result before tax of €248 million, up 8.8% from €228 million in the second quarter of 2018. This increase is primarily explained by higher income and a net release in risk costs following a model update for mortgages, partly offset by higher expenses related to a provision for ING's Agile transformation in Germany. Compared with the first quarter of 2019, which included seasonally higher regulatory costs, the result before tax rose by €47 million. Retail Germany continued to record solid commercial growth in the second quarter of 2019, adding approximately 70,000 primary customers and growing net core lending by €1.0 billion. The return on equity, based on a 13.5% common equity Tier 1 ratio, was 19.0% in the second quarter of 2019.

Underlying result before tax - Retail Germany (in × million)



400
300
200
100
0
228
260
289
201
248
2Q2018
3Q2018
4Q2018
1Q2019
2Q2019

Total underlying income was €507 million, up 5.4% from the second quarter of 2018. The increase reflects lending growth with a focus on better margins and higher fee income on mortgages and investment products. Compared with the first

ING Press Release 2Q2019 11

Segment Reporting: Retail Banking

quarter of 2019, total income increased by €9 million, mainly on the back of improved fee income.

Total customer lending increased by €1.2 billion in the second quarter of 2019 to €85.7 billion. Net core lending, which excludes Treasury, grew by €1.0 billion, of which €0.8 billion was in mortgages and the remainder in consumer lending.
Customer deposits increased by €0.4 billion to €137.3 billion. Excluding Treasury, the increase was €0.3 billion, as a slight decline in savings was more than offset by growth in current accounts.

Operating expenses increased year-on-year by €34 million to €283 million in the second quarter of 2019. The increase was due to a restructuring provision related to the completion of ING's Agile transformation in Germany. By working in an agile way, Retail Germany can accelerate and enhance its responsiveness to rapidly changing client needs. Sequentially, operating expenses decreased by €13 million, of which €36 million was due to lower regulatory costs. Excluding regulatory costs, expenses rose by €24 million. This was due to the aforementioned Agile transformation provision, which was partly offset by lower acquisition costs after the first quarter, which had seasonally high costs.

Risk costs in the second quarter of 2019 amounted to a €25 million net release from loan loss provisions, which mainly reflect model updates for mortgages. This compares with net additions of €3 million in the second quarter of 2018 and €2 million in the previous quarter.

Risk-weighted assets increased by €1.3 billion in the second quarter of 2019 to €26.7 billion, mainly due to lending volume growth and higher operational risk-weighted assets.

Retail Other Challengers & Growth Markets
The second-quarter underlying result before tax of Retail Other Challengers & Growth Markets improved to €225 million from €215 million one year ago. The increase was mainly due to higher net interest income, especially in Spain, Poland and Romania, as well as higher other income. Compared with the first quarter of 2019, the underlying result before tax rose by €12 million. This was mostly due to higher income, while seasonally lower regulatory costs compensated for increased risk costs. The return on equity, based on a 13.5% common equity Tier 1 ratio, was 9.8% in the second quarter of 2019.

Underlying result before tax - Retail Other Challengers & Growth Markets (in × million)


400
300
200
100
0
215
313
158
213
225
2Q2018
3Q2018
4Q2018
1Q2019
2Q2019

Total underlying income rose 8.9% to €853 million compared with the second quarter of 2018. This was driven by continued strong results in most of the countries, reflecting higher volumes at stable margins and the sale of a non- performing loan portfolio in Spain in the second quarter of 2019. Compared with the first quarter of 2019, underlying income improved by €20 million, or 2.4%.

Customer lending grew by €0.8 billion in the second quarter to €94.5 billion. Excluding currency impacts and Treasury, net core lending grew by €1.6 billion, of which €0.6 billion was in residential mortgages. Poland and Spain were the main contributors to the net core lending growth, while lending in Turkey continued to decline. Customer deposits increased by €1.3 billion to €130.0 billion. Net customer deposits (excluding currency impacts and Treasury) grew by €1.7 billion, driven by net inflows in almost all countries.

Operating expenses increased by €24 million from a year ago to €523 million in the second quarter of 2019. This increase was mainly due to business growth and the execution of bank-wide regulatory programmes, including KYC. Compared with the first quarter of 2019, operating expenses decreased by €15 million due to lower regulatory costs. Expenses excluding regulatory costs rose by €4 million.

Risk costs were €105 million, an increase of €36 million compared to the second quarter of 2018, and €23 million higher than in the previous quarter. These increases were primarily due to model updates in Spain and Australia and negative risk migration in Poland, partly offset by a release from model updates in Italy. Second-quarter 2019 risk costs were an annualised 45 basis points of average customer lending.

Risk-weighted assets increased by €1.5 billion in the second quarter of 2019 to €49.4 billion. The increase was mainly due to higher operational risk-weighted assets and the impact of lending volume growth.

12 ING Press Release 2Q2019

Segment R epo r ting: Wholesale Banking In the second quarter of 2019, the underlying result before tax was €553 million, down from €675 million one year ago. This decrease mainly reﬂects lower income in Financial Markets and Treasury & Other, and higher risk costs. Sequentially, the underlying result before tax was €88 million higher. This is primarily explained by lower regulatory expenses, since the ﬁrst quarter of 2019 included the annual contribution to the European single resolution fund and the annual Belgian bank tax. Excluding regulatory expenses, the underlying result before tax fell by €32 million, mainly caused by higher risk costs. Underlying result before tax - Wholesale Banking (in × million) 1,000 800 600 400 200 0 465 675 665 547 553 2Q201 8 3Q201 8 4Q201 8 1Q201 9 2Q2019 Net core lending (excluding Treasury, currency impacts and the lease run - oﬀ portfolio) grew by €2.3 billion in the second quarter of 2019, mainly in Lending and Daily Banking & Trade Finance. Net customer deposit growth was €3.1 billion; this was primarily in Financial Markets and Payments & Cash Management. The return on equity, based on a 13.5% common equity Tier 1 ratio, was 9.9% in the second quarter of 2019. "In 2Q2019, market conditions remained challenging, especially in Financial Markets. We continued to adapt our business to these circumstances while staying focused on servicing our clients with our products and expertise. Meanwhile, we saw ongoing demand in Lending and Daily Banking & Trade Finance. We also made further progress in implementing the KYC enhancement programme. “Our constant drive to innovate has again been recognised. Katana, our artificial intelligence tool that uses predictive analytics to help traders with price quotes, was named one of the Global Innovators of 2019 in the corporate finance category by Global Finance magazine. "We’re making good progress in executing our sustainability strategy. In 2Q2019, ING supported 26 sustainable bond transactions and 12 sustainable loan transactions. And together with LBBW, we arranged the first ever ESG - linked Schuldschein for one of our clients. “In addition, we are proud to be one of the founding banks of the Poseidon Principles, which aim to support the reduction of carbon emissions in international shipping by 50% by 2050, in line with our Terra approach.” Isabel Fernandez , Member Management Board Banking, Head of Wholesale Banking Wholesale Banking ING P r ess R elease 2Q2019 13 Wholesale Banking: Consolidated proﬁt or loss account Total Wholesale Banking L ending Daily Banking & T r ade F inan c e F inancial Markets 3) T r easury & Other 1) K ey ﬁ gu r es based on underlying ﬁ gu r es. 2) Underlying a f ter - tax r eturn divided by a v e r age equity based on 13.5% of R W A (annualised). 3) R eturn on equity of ING's total F inancial Markets a c tivities (including R etail Banking) w as 1.3% in 2Q2019 and 5.5% in 2Q2018. In € million 2Q2019 2Q2018 2Q2019 2Q2018 2Q2019 2Q2018 2Q2019 2Q2018 2Q2019 2Q2018 Profit or loss 901 922 628 612 194 185 79 77 0 48 Net interest income Net fee and commission income 276 287 118 141 131 137 11 6 16 4 Investment income 6 10 0 3 0 0 1 0 5 7 Other income 128 176 - 10 - 17 14 14 93 158 32 21 Total underlying income 1,311 1,394 736 738 340 336 183 241 52 79 Expenses excl. regulatory costs 655 647 215 218 172 161 200 211 68 58 Regulatory costs 11 9 1 0 1 0 2 0 7 9 Operating expenses 666 656 217 217 173 161 202 211 75 67 Gross result 644 738 519 521 167 175 - 19 30 - 23 11 Addition to loan loss provisions 91 63 71 51 5 6 1 1 14 6 Underlying result before tax 553 675 448 470 162 169 - 20 30 - 37 6 Customer lending/deposits (end of period, in 0.8 0.8 0.0 0.0 0.0 0.0 0.0 0.0 0.8 0.8 € billion) Residential mortgages Other customer lending 181.9 175.3 142.3 130.4 33.2 36.5 1.7 1.3 4.6 7.1 Customer deposits 63.5 66.5 0.5 0.5 50.5 50.7 7.4 4.3 5.2 10.9 Profitability and efficiency 1) 50.8% 47.1% 29.4% 29.5% 50.8% 47.8% 110.4% 87.4% 144.7% 85.5% Cost/income ratio Return on equity based on 13.5% CET1 2) 9.9% 9.8% 10.1% 11.4% 14.6% 14.4% - 2.2% 2.6% 21.1% - 0.4% Employees (internal FTEs, end of period) 13,277 12,470 Risk 1) 20 15 20 16 5 6 20 21 102 28 Risk costs in bps of average customer lending Risk costs in bps of average RWA 25 17 30 23 9 9 2 1 60 24 Risk - weighted assets (end of period, in € billion) 146.0 150.1 93.4 94.3 25.3 26.0 17.9 20.0 9.5 9.8

Segment Reporting: Wholesale Banking

Total underlying income was €1,311 million, 6.0% lower than in the same quarter of last year, predominantly due to lower revenues in Financial Markets and Treasury & Other. The decrease in Financial Markets was largely due to negative model valuation adjustments and negative marked-to- market movements on hedges. Sequentially, underlying income was up by €4 million, driven by higher income in Bank Mendes Gans (BMG) reflecting higher balances and margins. In addition, Treasury and Corporate Finance recorded higher revenues, whereas income in Financial Markets declined by €13 million.

Net interest income decreased 2.3% year-on-year due to significantly lower interest results in Treasury & Other, despite resilient margins and volume growth in Lending and Daily Banking & Trade Finance. Sequentially, net interest income fell 3.1%, mainly caused by lower interest margins in Lending and lower interest results in Financial Markets and Treasury.

Net fee and commission income decreased 3.8% year-on- year. This was mainly due to a lower number of syndicated deals in Lending, while fee income in Corporate Finance was higher. Compared to the previous quarter, net fee and commission income increased 5.3%, largely due to higher deal activity in Corporate Finance and higher fees in Lending following a seasonally lower first quarter. Investment income decreased by €4 million year-on-year and €2 million sequentially.

Total other income was €128 million, down from €176 million in the second quarter of 2018. The decline resulted primarily from negative model valuation adjustments and negative marked-to-market movements on hedges in Financial Markets, which were only partly compensated by higher other income in Treasury. Sequentially, other income increased by €22 million, mainly attributable to Treasury.

Operating expenses rose year-on-year by €10 million, or 1.5%, to €666 million. The increase was partly caused by currency movements. Excluding currency impacts, operating expenses increased 0.6%. This small increase was mainly attributable to higher KYC-related and regulatory costs, which were largely offset by lower staff costs reflecting ongoing cost control. Sequentially, operating expenses declined by €105 million, and are almost fully explained by lower regulatory costs. The regulatory costs in the first quarter of 2019 included the annual contribution to the European single resolution fund as well as the annual Belgian bank tax. Excluding regulatory costs, expenses increased by €15 million, mainly due to wage inflation and higher KYC-related costs.

Risk costs amounted to €91 million (or 20 basis points of average customer lending), up from €63 million in the second quarter of 2018 and €71 million in the previous quarter due to several individual files.

Second-quarter 2019 risk-weighted assets decreased by €2.5 billion to €146.0 billion, mainly due to positive risk migration, currency impacts and lower market RWA, partly offset by lending volume growth.

Lending

Underlying result before tax - Lending (in × million)



800
600
400
200
0
470
483
607
416
448
2Q2018
3Q2018
4Q2018
1Q2019
2Q2019

Lending posted an underlying result before tax of €448 million, down 4.7% from a year ago, mainly due to higher risk costs. On a sequential basis, the underlying result before tax rose 7.7% due to seasonally lower regulatory costs, partially offset by higher risk costs and slightly lower net interest income. Net core lending (excluding currency effects) increased by €1.0 billion in the second quarter of 2019.

Income decreased slightly by 0.3% compared with the same quarter of last year, as the impact of strong lending growth and favourable currency movements was offset by decreased margins and lower fee income due to fewer syndicated deals in the quarter. Sequentially, income fell 0.7%, mainly owing to a modest drop in net interest income. This was partially compensated by higher fee income, compared to seasonally lower fees in the first quarter.

Expenses were unchanged compared with the second quarter of 2018, but declined slightly when adjusted for the negative effect of currency movements. Sequentially, expenses decreased by €52 million, mostly due to €47 million lower regulatory costs.

Risk costs amounted to €71 million and primarily included some larger files in France, the Netherlands and the Americas. This compares to risk costs of €51 million in the year-ago quarter and €57 million in the first quarter of 2019.

Daily Banking & Trade Finance

Underlying result before tax -
Daily Banking & Trade Finance (in × million)



300
200
100
0
169
134
190
116
162
2Q2018
3Q2018
4Q2018
1Q2019
2Q2019

Daily Banking & Trade Finance (DB&TF) posted an underlying result before tax of €162 million, down 4.1% from the year-ago quarter due to higher expenses, which were only partly offset by a small increase in income. Sequentially, the underlying result before tax increased 39.7%, driven by seasonally lower regulatory expenses and higher income.

14 ING Press Release 2Q2019

Segment Reporting: Wholesale Banking

Income rose 1.2% year-on-year, attributable to Bank Mendes Gans (BMG) as well as Payments & Cash Management. Higher income in BMG was mainly driven by continued high net interest income, stemming from higher balances and strong interest margins. Compared to the previous quarter, income increased 4.3%, mainly attributable to BMG due to the aforementioned factors. Net core lending of DB&TF increased by €0.7 billion, notably in Working Capital Solutions.

Expenses increased 7.5% year-on-year, mainly due to higher KYC-related costs, higher staff expenses and higher expenses in Payvision. Sequentially, expenses decreased by €19 million as regulatory costs were €29 million lower. Excluding regulatory costs, expenses grew 6.8% and were mainly attributable to the aforementioned KYC-related costs and higher staff expenses.

Risk costs were €5 million for the quarter compared with €6 million in the second quarter of 2018 and €18 million in the previous quarter. Risk costs in the current quarter mainly reflect additions for some files in Trade & Commodity Finance.

Financial Markets

Underlying result before tax - Financial Markets (in × million)



75
0
-75
-150
30
2
-78
-33
-20
2Q2018
3Q2018
1Q2019
4Q2018
2Q2019

Financial Markets posted an underlying result before tax of €-20 million compared with €30 million in the second quarter of 2018 and €-33 million in the first quarter of 2019.

Income fell by €58 million compared with the second quarter of 2018. The decrease was primarily caused by negative model valuation adjustments and negative marked-to- market movements on hedges. In addition, net revenues in Global Securities Finance declined due to reduced client activity and lower spreads as a result of large excess liquidity in the market. These factors were only partially compensated by increased client trading, in particular for Commodities and Credit.

Compared with the first quarter of 2019, income decreased 6.6%, mainly as a consequence of higher negative valuation adjustments. Excluding these valuation adjustments, income was stable as the decrease in client trading (primarily due to lower revenues in Rates and Credit Trading), was offset by higher Commodities Trading income.

Operating expenses decreased 4.3% year-on-year, largely due to lower staff costs. Compared with the previous quarter, expenses were down by €29 million due to €33 million of lower regulatory costs. Excluding regulatory costs, expenses increased 2.0%.

Treasury & Other

Underlying result before tax - Treasury & Other (in × million)



100
0
-100
-200
-300
6
45
-173
-34
-37
2Q2018
3Q2018
4Q2018
1Q2019
2Q2019

Treasury & Other recorded an underlying result before tax of €-37 million versus €6 million in the second quarter of 2018 and €-34 million in the previous quarter. Income decreased to €52 million from €79 million a year ago, mainly reflecting lower results in Treasury and Corporate Investments.
Compared with the first quarter of 2019, total income rose by €8 million, mainly attributable to Treasury and Corporate Finance.

Operating expenses rose by €8 million year-on-year and declined by €4 million compared to the previous quarter. The decrease compared to the previous quarter was fully attributable to lower regulatory expenses. Excluding regulatory expenses, costs increased by €7 million.

Risk costs amounted to €14 million for the quarter, up from €6 million in the second quarter of 2018 and €-2 million in the first quarter of 2019. The higher risk costs in the second quarter of 2019 were mainly related to a large file in Corporate Investments.

ING Press Release 2Q2019 15

Segment Reporting: Corporate Line

Corporate Line: Consolidated profit or loss account		
In € million	2Q2019	2Q2018
Profit or loss	129	40
Net interest income		
Net fee and commission income	-3	0
Investment income	0	4
Other income	54	-19
Total underlying income	**180**	**26**
Expenses excl. regulatory costs	98	67
Regulatory costs	-2	4
Operating expenses	**96**	**71**
Gross result	**84**	**-45**
Addition to loan loss provisions	0	0
Underlying result before tax	**84**	**-45**
of which:	2	-25
Income on capital surplus		
Foreign currency exchange ratio hedging	163	102
Other Group Treasury	-69	-69
Group Treasury	97	8
Other Corporate Line	-13	-52

Corporate Line posted an underlying result before tax of €84 million in the second quarter of 2019 compared with a loss of €45 million in the second quarter of 2018. Underlying income improved to €180 million from €26 million one year ago. This improvement was primarily due to the recognition of a €79 million receivable related to the insolvency of a financial institution. Furthermore, there was higher income from foreign currency exchange ratio hedging, as well as on capital surplus. Operating expenses increased by €25 million compared with the same quarter of last year, mainly due to higher shareholder and KYC-related expenses.

The underlying result before tax in the first quarter of 2019 was €137 million and included a €119 million one-off gain due to the release of a currency translation reserve following the sale of ING's stake in Kotak Mahindra Bank.

In the second quarter of 2019, the Group Treasury-related underlying result before tax was €97 million compared with €8 million in the same quarter of last year. The income on capital surplus was €2 million in the second quarter of 2019 versus €-25 million one year ago. The improvement was mainly due to a higher result from the capital benefit allocation to the business units, which was only partly offset by a lower result on capital investments and higher solvency costs. The foreign currency exchange ratio hedging result was €163 million in the second quarter of 2019 versus €102 million in the second quarter of 2018. The €61 million increase was mainly due to a higher capital charge received from ING's non-eurozone entities. The underlying pre-tax result of Other Group Treasury amounted to €-69 million. This was stable compared with the year-ago quarter and primarily reflects the isolated legacy costs (mainly negative interest results) caused by the replacement of short-term funding with long-term funding during 2012 and 2013.

The Other Corporate Line result before tax, which includes items such as shareholder expenses and unallocated income and other expenses, improved to €-13 million from €-52 million one year ago. This improvement mainly reflects the aforementioned receivable related to the insolvency of a financial institution, partly offset by higher shareholder and KYC-related expenses.

16 ING Press Release 2Q2019

Consolidated Balance Sheet

Consolidated balance sheet

in € million	30 Jun. 19	31 Mar. 19	31 Dec. 18
Assets	52,171	45,631	49,987
Cash and balances with central banks Loans and advances	34,584	33,877	30,422
to banks	118,928	120,852	120,486
Financial assets at fair value through profit or loss			
-trading assets	54,212	54,697	50,152
-non-trading derivatives	2,397	2,543	2,664
	2,944	2,757	2,887
-designated as at fair value through profit or loss			
-mandatorily at fair value through profit or loss	59,376	60,855	64,783
Financial assets at fair value through OCI			
-equity securities fair value through OCI	31,294	33,369	31,223
-debt securities fair value through OCI	2,551	2,697	3,228
	26,776	28,513	25,616
-loans and advances fair value through OCI Securities at			
amortised cost	1,967	2,159	2,379
Loans and advances to customers	45,970	47,227	47,276
-customer lending	610,764	605,763	592,196
-provision for loan losses	615,245	610,308	596,687
Investments in associates and joint ventures Property	-4,481	-4,546	-4,491
and equipment	1,317	1,266	1,203
Intangible assets Other assets Assets held for sale	2,825	2,920	1,659
	1,917	1,859	1,839
	12,466	10,953	9,476
	1,154	1,218	1,262
Total assets	**913,390**	**904,935**	**887,030**

	30 Jun. 19	31 Mar. 19	31 Dec. 18
Liabilities	38,095	37,647	37,330
Deposits from banks Customer deposits	571,124	561,440	555,812
-savings accounts	327,718	325,181	322,795
-credit balances on customer accounts	209,471	202,480	201,964
-corporate deposits	32,087	32,332	30,010
-other	1,848	1,447	1,044
Financial liabilities at fair value through profit or loss	99,448	98,552	92,693
-trading liabilities	33,575	34,288	31,215
-non-trading derivatives	2,381	2,733	2,299
-designated as at fair value through profit or loss	63,492	61,531	59,179
Other liabilities			
Debt securities in issue Subordinated loans	18,128	17,977	15,983
	118,929	120,626	119,751
	14,205	15,069	13,724
Total liabilities	**859,930**	**851,312**	**835,295**
Equity	52,598	52,788	50,932
Shareholders' equity			
Non-controlling interests	862	835	803
Total equity	**53,460**	**53,623**	**51,735**
Total liabilities and equity	**913,390**	**904,935**	**887,030**

ING Group's total assets increased by €8.5 billion to €913.4 billion in the second quarter of 2019, including €-3.0 billion of negative currency impacts. The increase was mainly due to higher cash and balances with central banks, and higher customer lending. On the liability side of the balance sheet, the main increase was in customer deposits.

Adjusted for currency impacts, net growth in core customer lending amounted to €7.4 billion, whereas net growth in customer deposits was €11.7 billion. ING Group's loan-to-deposit ratio decreased to 1.07 at the end of June 2019 from 1.08 at the end of March 2019.

Cash and balances with central banks

Cash and balances with central banks increased by €6.5 billion to €52.2 billion, driven by the increase of customer deposits.

Financial assets/liabilities at fair value through profit or loss

Financial assets at fair value through profit or loss decreased by €1.9 billion to €118.9 billion, mainly due to €1.5 billion of lower financial assets mandatorily recorded at fair value through profit or loss (predominantly reverse repos). Trading assets were €0.5 billion lower, mainly due to a €1.5 billion decrease in reverse repos, which was partly offset by a €1.1 billion increase of trading derivatives. Financial liabilities at fair value through profit or loss rose by €0.9 billion. The increase consisted of €2.0 billion of higher designated financial liabilities at fair value through profit or loss (predominantly repos), partly offset by €0.7 billion of lower trading liabilities and €0.4 billion of lower non-trading derivatives. Financial assets and liabilities at fair value through profit or loss consist predominantly of derivatives, securities and (reverse) repos, and are mainly used to facilitate client needs.

Financial assets at fair value through OCI

Financial assets at fair value through other comprehensive income (OCI) decreased by €2.1 billion to €31.3 billion, mainly due to €1.7 billion of lower debt securities at fair value through OCI (mainly sales and maturities of bonds at Treasury).

Loans and advances to customers

Loans and advances to customers rose by €5.0 billion to €610.8 billion, primarily due to a €4.9 billion increase in customer lending. When adjusted for €2.3 billion of negative currency impacts, customer lending increased by €7.2 billion. When also adjusted for the changes in short-term Treasury lending, the valuation adjustment in hedged mortgages, and a €0.3 billion decline in the WUB and Lease run-off portfolios, net core lending grew by €7.4 billion. The higher net core lending was mainly in Retail Banking, which contributed €5.1 billion to the increase (of which €2.0 billion was in residential mortgages). Wholesale Banking grew net core lending by €2.3 billion, of which €1.0 billion was in Lending, €0.7 billion in Daily Banking & Trade Finance (largely Working Capital Solutions), and €0.5 billion in Financial Markets.

ING Press Release 2Q2019 17

Consolidated Balance Sheet

Assets held for sale

Assets held for sale were €1.2 billion and reflect the intended sale of an Italian lease run-off portfolio. The sale of this portfolio, for which an agreement had been reached in December 2018, was completed on 1 July 2019.

Customer deposits

Customer deposits increased by €9.7 billion to €571.1 billion. Adjusted for €0.6 billion of negative currency impacts and a €1.4 billion decrease in Treasury deposits, the net production of customer deposits was €11.7 billion. Retail Banking recorded a net production of €8.5 billion, reflecting a €6.4 billion increase in current accounts and €2.1 billion of higher savings and deposits. The increase was partly due to the seasonal impact of holiday allowances in the Netherlands and Belgium. In Wholesale Banking, net customer deposits increased by €3.1 billion, of which €2.0 billion was in Financial Markets (money markets) and €1.0 billion in Payments & Cash Management (increase due to Bank Mendes Gans).

Debt securities in issue

Debt securities in issue decreased by €1.7 billion to €118.9 billion. This was due to a €5.5 billion decline in certificates of deposit/commercial paper (CD/CPs) related to liquidity management and lower short-term commercial activities. Other debt securities, mainly long-term debt, increased by €3.8 billion due to higher new issuance activity at Treasury (including €1.8 billion MREL/TLAC eligible debt at the holding and €1.5 billion covered bond issuance in Germany).

Subordinated loans

Subordinated loans decreased by €0.9 billion to €14.2 billion, mainly reflecting the redemption of USD 1,045 million of perpetual hybrid capital securities on the call date (15 June 2019). This is in line with ING's aim to continuously optimise its capital structure.

Change in shareholders' equity

in € million	2Q2019	1Q2019
Shareholders' equity beginning of period	**52,788**	**50,932**
Net result for the period	1,438	1,119
Unrealised revaluations of equity securities	-148	348
Unrealised revaluations of debt instruments	11	-7
Realised gains/losses debt instruments transferred to profit or loss	-15	-19
Change in cashflow hedge reserve	376	454
Realised and unrealised other revaluations	6	23
Change in liability credit reserve	-12	-78
Defined benefit remeasurement	10	-33
Exchange rate differences	-148	27
Change in treasury shares	0	3
Change in employee stock options and share plans	3	21
Changes in the composition of the group	0	0
Dividend	-1,714	0
Other changes	4	0
Total changes	**-190**	**1,856**
Shareholders' equity end of period	**52,598**	**52,788**

Shareholders' equity

in € million	30 Jun. 19	31 Mar. 19
Share premium/capital	17,116	17,115
Revaluation reserve equity securities	1,791	1,937
Revaluation reserve debt instruments	332	336
Revaluation reserve cashflow hedge	1,434	1,058
Other revaluation reserves	233	227
Defined benefit remeasurement reserve	-418	-427
Currency translation reserve	-2,165	-2,016
Treasury shares	-8	-8
Liability credit reserve	-82	-70
Retained earnings and other reserves	31,807	33,517
Net result year to date	2,556	1,119
Total	52,598	52,788

Shareholders' equity

Shareholders' equity decreased by €0.2 billion to €52.6 billion. This mainly reflects the €1,714 million payment of the final dividend over 2018, which was largely offset by the second- quarter 2019 net result of €1,438 million.

Shareholders' equity per share decreased to €13.50 as of 30 June 2019 from €13.56 as of 31 March 2019.

18 ING Press Release 2Q2019

Risk Management

ING Group: Total credit outstandings[1]

	Credit outstandings		Stage 3 - credit impaired		Stage 3 ratio	
in € million	30 Jun. 2019	31 Mar. 2019	30 Jun. 2019	31 Mar. 2019	30 Jun. 2019	31 Mar. 2019
Residential mortgages Netherlands	115,923	116,033	697	766	0.6%	0.7%
Other lending Netherlands	45,532	45,206	1,521	1,624	3.3%	3.6%
of which business lending Netherlands	26,481	26,092	1,193	1,248	4.5%	4.8%
Residential mortgages Belgium	40,548	40,286	1,016	1,010	2.5%	2.5%
Other lending Belgium	56,784	57,259	1,432	1,407	2.5%	2.5%
of which business lending Belgium	44,227	43,007	1,158	1,140	2.6%	2.7%
Retail Benelux	**258,787**	**258,784**	**4,665**	**4,807**	**1.8%**	**1.9%**
Residential mortgages Germany	73,737	72,994	382	406	0.5%	0.6%
Other lending Germany	14,375	12,676	235	228	1.6%	1.8%
Residential mortgages Other C&G Markets	66,520	67,601	524	507	0.8%	0.8%
Other lending Other C&G Markets	31,817	29,890	1,275	1,182	4.0%	4.0%
Retail Challengers & Growth Markets	**186,449**	**183,161**	**2,416**	**2,323**	**1.3%**	**1.3%**
Lending	157,162	157,262	2,390	2,277	1.5%	1.4%
Daily Banking & Trade Finance	68,375	69,196	259	308	0.4%	0.4%
Financial Markets	8,108	3,050	0	0	0.0%	0.0%
Treasury & Other	17,389	9,483	639	683	3.7%	7.2%
Wholesale Banking	**251,034**	**238,992**	**3,288**	**3,268**	**1.3%**	**1.4%**
Total loan book	**696,270**	**680,938**	**10,370**	**10,398**	**1.5%**	**1.5%**

[1] Lending and money market credit outstandings, including guarantees and letters of credit but excluding undrawn committed exposures (off balance positions)

ING Group's Stage 3 ratio remained stable at 1.5% in the second quarter of 2019.

Credit risk management

ING Group's Stage 3 ratio, which represents Stage 3 credit- impaired assets as a percentage of total credit outstandings, remained stable at 1.5% for the second consecutive quarter.

The Stage 3 ratio for business lending Netherlands and residential mortgages Netherlands decreased to 4.5% and 0.6% respectively, reflecting the positive macroeconomic conditions. Furthermore, the Stage 3 ratio for residential mortgages Germany and other lending Germany decreased to 0.5% and 1.6% respectively, mainly due to portfolio growth. These improvements were partly offset by an increase of Stage 3 amounts in Wholesale Banking Lending due to some larger files.

In the second quarter, ING Group's stock of provisions declined slightly to €4.5 billion. The Stage 3 coverage ratio was 30.6% compared with 30.7% in the previous quarter.

ING Group's loan portfolio consists predominantly of asset- based and secured loans, including residential mortgages, project and asset-based finance, and real estate finance.

Market risk

In the second quarter of 2019, the average Value-at-Risk (VaR) for ING Group's trading portfolio decreased to €6 million from €8 million in the previous quarter. Compared with the first quarter of 2019, the minimum of the total overnight
VaR decreased to €5 million from €6 million, and also the maximum declined to €9 million from €12 million.

Consolidated VaR trading books

in € million	Minimum	Maximum	Average	Quarter-end
Foreign exchange	1	4	2	1
Equities	1	5	2	2
Interest rate	2	5	3	2
Credit spread	3	6	4	4
Diversification			-5	-4
Total VaR[1]	**5**	**9**	**6**	**5**

[1] The total VaR for the columns Minimum and Maximum cannot be calculated by taking the sum of the individual components since the observations for both the individual markets as well as for total VaR may occur on different dates.

Non-Financial Risk

As previously disclosed, after our September 2018 settlement with Dutch authorities concerning Anti-Money Laundering (AML) matters, and in the context of significantly increased attention on the prevention of financial economic crime,
ING has experienced heightened scrutiny by authorities

Stock of provisions[1]

in € million	30 Jun. 2019	31 Mar. 2019	Change
Stage 1 12-month ECL	507	483	24
Stage 2 Lifetime ECL not credit impaired	864	925	-61
Stage 3 Lifetime ECL credit impaired	3,175	3,193	-18
Purchased credit impaired	2	2	
Total	**4,548**	**4,603**	**-55**

[1] At the end of June 2019, the stock of provisions included provisions for loans and advances to central banks (€1 million), loans and advances to banks (€9 million), financial assets at FVOCI (€13 million), securities at amortised cost (€9 million), provisions for loans and advances to customers (€4,481 million) and provisions for contingent liabilities (credit replacements) recorded under Provisions (€36 million).

ING Press Release 2Q2019 19

C apital , Liquidit y an d F unding Risk Management 20 ING P r ess R elease 2Q2019 in various countries. The interactions with such regulatory and judicial authorities have included, and can be expected to continue to include, onsite visits, information requests, investigations and other enquiries. Such interactions, as well as ING’s internal assessments in connection with its global enhancement programme, have in some cases resulted in satisfactory outcomes, and also have resulted in, and may continue to result in, ﬁndings, or other conclusions which may require appropriate remedial actions by ING, or may have other consequences. We intend to continue to work in close cooperation with authorities as we seek to improve our management of non - ﬁnancial risks in terms of policies, tooling, monitoring, governance, knowledge and behaviour . Also as previously disclosed in March 2019, ING was informed by the Banca d’Italia of their report containing their conclusions regarding shortcomings in AML processes at ING’s Italian branch, which was prepared based on an inspection conducted from October 2018 until January 2019. ING is also in discussion with Italian judicial authorities concerning these conclusions and related investigation . In line with the enhancement programme announced in 2018 , ING is taking steps intended to improve processes and management of compliance risks as required by the Banca d’Italia. In consultation and in agreement with the Banca d’Italia, ING Italy has agreed that it will refrain from taking on new customers during further discussions on the enhancement plans with the Banca d’Italia. ING will continue to fully serve existing clients in Italy and is working hard to address the shortcomings and resolve the issues identiﬁed. ING announced steps in September 2018 to enhance its management of compliance risks and embed stronger awareness across the whole organisation. This programme started in 2017 and includes enhancing KYC ﬁles and working on various structural improvements in compliance policies, tooling, monitoring, governance, knowledge and behaviour.

C apital , Liquidit y an d F unding ING G r oup: C api t al position 1) The interim proﬁt not included in CET1 capital as per 30 June 2019 (€1,764 million) includes €882 million for 2Q2019 and is fully related to the result of 2019. 2) Including €3,932 million which is CRR/CRD IV - compliant (1Q2019: €3,978 million), and €1,608 million to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules (1Q2019: €2,545 million). 3) Including €7,932 million which is CRR/CRD IV - compliant (1Q2019: €8,050 million), and €160 million to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules (1Q2019: €164 million). ING Group’s common equity Tier 1 (CET 1 ) ratio remained robust at 14 . 5 % despite an increase in operational RWA . The liquidity position also strengthened further with a Liquidity Coverage Ratio (LCR) of 126% based on a 12 - month moving average. Capital ratios ING Group’s CET1 ratio remained robust at 14.5% at the end of the second quarter of 2019, supported by the retention of part of ING Group’s net proﬁt for the quarter. The ratio declined versus the previous quarter, mostly due to higher operational risk - weighted assets. ING Group’s CET 1 capital increased by € 0 . 2 billion to € 46 . 2 billion . This was mainly due to the inclusion of € 0 . 6 billion of interim proﬁts, which were partly oﬀset by a € 0 . 2 billion reduction in the valuation of ING’s stake in the Bank of Beijing and a €0.1 billion impact from negative currency movements. In line with ING’s dividend policy, the remainder of interim proﬁts was set aside for future dividend payments. ING Group’s Tier 1 ratio (including grandfathered securities) decreased to 16.3% at the end of June 2019 as a result of the redemption of a USD 1.045 billion grandfathered Tier 1 instrument in June 2019. This instrument was already reﬁnanced with a CRDIV - compliant Additional Tier 1 instrument of USD 1.25 billion in February 2019. The total capital ratio (including grandfathered securities) decreased to 18.4%, mirroring trends in Tier 1 capital. The leverage ratio of ING Group according to the Delegated Act (including grandfathered securities) takes into account the impact of grossing up the notional cash pool activities . The leverage ratio on 30 June 2019 was 4.3% versus 4.4% on 31 March 2019. The decline was mainly attributable to an increase in the total balance due to volume growth in lending. Risk - weighted assets At the end of June 2019, ING Group’s total RWA amounted to €318.3 billion, up €6.4 billion from the end of the previous quarter. Credit RWA remained roughly ﬂat when compared to the previous quarter. The continued lending growth was oﬀset by positive risk migration and negative currency movements. At comparable FX rates, credit RWA increased by €1.8 billion. The operational RWA increased by €6.2 billion, mainly caused by an update on the weights of own risk scenarios and external loss data. Market RWA decreased by €0.5 billion due to changes in positions, decreasing the market risk exposures. ING P r ess R elease 2Q2019 21 ING G r oup: C omposition of R W A Dividend ING’s dividend policy aims to pay a progressive dividend, while maintaining a Group CET1 ratio around our ambition level of 13.5%. As part of its dividend policy, ING also aims to pay an interim dividend from its half - year results. The interim dividend for 2019 has been set at €0.24 per ordinary share, which is the same amount per share as in previous years. The Board’s ﬁnal dividend proposal will be made at year - end, and will reﬂect considerations such as expected future capital requirements, growth opportunities available to the Group, net earnings, and regulatory developments. in € million 30 Jun. 2019 31 Mar. 2019 Shareholders' equity (parent) 52,598 52,788 - Interim proﬁt not included in CET1 capital 1) - 1,764 - 2,595 - Other regulatory adjustments - 4,669 - 4,265 Regulatory adjustments - 6,433 - 6,860 Available common equity Tier 1 capital 46,165 45,928 Additional Tier 1 securities 2) 5,540 6,523 Regulatory adjustments additional Tier 1 50 42 Available Tier 1 capital 51,755 52,493 Supplementary capital - Tier 2 bonds 3) 8,092 8,214 Regulatory adjustments Tier 2 - 1,158 - 1,267 Available BIS capital 58,689 59,441 Risk - weighted assets 318,253 311,884 Common equity Tier 1 ratio 14.5% 14.7% Tier 1 ratio 16.3% 16.8% Total capital ratio 18.4% 19.1% Leverage Ratio 4.3% 4.4% in € billion 30 Jun. 2019 31 Mar. 2019 Credit RWA 272.5 271.8 Operational RWA 41.7 35.5 Market RWA 4.1 4.5 Total RWA 318.3 311.9

Capital, Liquidity and Funding

ING is committed to maintaining a CET1 ratio above the prevailing fully loaded requirement, currently at 11.81% (will increase to 11.83% by the end of 2019 due to an increase in the countercyclical buffer requirement), plus a comfortable management buffer.

TLAC requirement

On 27 June 2019, Total Loss Absorption Capacity (TLAC) requirements for Globally Systemically Important Institutions (G-SIIs) became effective as part of the amendments to the CRR (also known as 'CRR II'). TLAC requirements apply to ING Group at the consolidated level of the resolution group and are currently set at the higher of 16% of RWA or 6% TLAC leverage.

Effective 1 January 2022, these requirements will increase to the higher of 18% of RWA or 6.75% of TLAC Leverage (to which the leverage ratio buffer requirement of 0.5% will then be added). The combined buffer requirement (5.56% of RWA as at 30 June 2019) will be added to the RWA-based TLAC requirement when CRDV has been incorporated into Dutch law.

ING Group meets the current TLAC requirements with a TLAC ratio as per 30 June 2019 of 25.5% of RWA and 6.7% of TLAC Leverage.

Liquidity and funding

ING holds a buffer of High Quality Liquid Assets (HQLA) to ensure sufficient liquidity in times of stress. The adequacy of this buffer is measured by the Liquidity Coverage Ratio (LCR). ING's 12-month moving average LCR increased from 125% in the first quarter of 2019 to 126% in the second quarter of
2019. This was mainly driven by an increase in average HQLA of €1.3 billion.

LCR 12-month moving average

in € billion	30 Jun. 2019	31 Mar. 2019
Level 1	127.4	125.0
Level 2A	4.2	4.2
Level 2B	5.0	6.0
Total HQLA	**136.5**	**135.2**
Outflow	**199.6**	**199.4**
Inflow	**91.5**	**90.8**
LCR	**126%**	**125%**

ING's funding is well-diversified. It consists mainly of retail deposits in addition to corporate deposits and long-term debt, including capital. This combination creates a stable source of long-term funding. Compared to the first quarter of 2019, there was no material change in the funding mix during the second quarter of 2019.

Funding mix

in %	30 Jun. 19	31 Mar. 19
Customer deposits (retail)	50%	50%
Customer deposits (corporate)	20%	20%
Lending / repurchase agreements	7%	7%
Interbank	5%	5%
CD/CP	5%	5%
Long-term senior debt	11%	11%
Subordinated debt	2%	2%

Long-term senior debt increased by €3.8 billion during the second quarter of 2019. ING issued €4.8 billion of senior unsecured debt (including senior debt issued by ING Bank) in the second quarter. In addition, ING Bank issued €1.6 billion of covered bonds. This was partly offset by €2.6 billion of contractual maturities.

Of the €97 billion of outstanding long-term debt, €63 billion is denominated in euros and €25 billion in US dollars.

Long-term debt maturity ladder per currency, 30 June 2019

in € billion	Total	'19	'20	'21	'22	'23	'24	'25	'26	>'26
EUR	63	3	9	9	8	5	1	3	5	20
USD	25	3	2	2	4	4	1	0	1	7
Other	9	1	1	2	0	1	1	0	1	1
Total	**97**	**7**	**12**	**14**	**12**	**10**	**3**	**3**	**8**	**28**

Ratings

The ratings and outlooks from S&P, Moody's and Fitch remained unchanged in the quarter.

Main credit ratings of ING on 31 July 2019

	Standard & Poor's		Moody's		Fitch Ratings	
	Rating	Outlook	Rating	Outlook	Rating	Outlook
ING Groep N.V.	A-	Stable	Baa1	Stable	A+	Stable
ING Bank N.V.	A+	Stable	Aa3	Stable	AA-	Stable

22

ING Press Release 2Q2019

E c onomic E n vi r onment Sou r c e: ING E c onomics Depa r tment Economic activity The decline in eurozone business sentiment started to bottom out in the second quarter of 2019, although the manufacturing sector in some of the larger European countries continues to languish. Currently, weak order positions and high inventories seem to point to subdued growth. In the US, business conﬁdence dropped to a three - year low in the second quarter due to ongoing concerns of a trade war and increased geopolitical uncertainty. Economic data point to softer employment gains and lower inﬂation ahead. Index Eurozone composite PMI US composite PMI 1 J u ly 2017 1 O c t. 1 Jan. 1 Ap r . 1 J u ly 1 O c t. 1 Jan. 1 Ap r . 1 J u ly 2017 2018 2018 2018 2018 2019 2019 2019 4 5 50 55 60 Consumer conﬁdence Eurozone consumer conﬁdence stabilised somewhat in the second quarter, following an uptick in the ﬁrst quarter and a larger correction during 2018. Conﬁdence remained comfortably above its long - term average. Index - ,m"#, ! # ',"'! 2 - 0 - 15 - 10 0 - 5 5 1 J u ly 2018 1 J u ly 2017 1 O c t. 1 Jan. 2017 2018 1 Ap r . 2018 1 J u ly 2019 1 Ap r . 2019 1 Jan. 2019 1 O c t. 2018 Currency markets On average, the euro - dollar exchange rate in the second quarter diﬀered by only one cent to that in the ﬁrst quarter, a sign of continued low volatility. USD per 1 EUR EUR/USD 1.0 1.1 1.2 1.3 1 Jan. 1 Ap r . 1 J u ly 2018 2018 2018 1 J u ly 1 O c t. 2017 2017 1 O c t. 1 Jan. 1 Ap r . 1 J u ly 2018 2019 2019 2019 Interest rates The US yield curve became more inverted in the second quarter, as ﬁnancial market participants stepped up their expectations about Fed rate cuts. In the eurozone, long - term rates reached new all - time lows as markets expect the ECB to further loosen monetary policy later this year . Percentages Eurozone 10 yr swap Eurozone 3m interbank US 10 yr swap US 3m interbank 4 3 2 1 0 - 1 1 J u ly 1 O c t. 1 Jan. 1 Ap r . 1 J u ly 2018 2018 2019 2019 2019 1 J u ly 1 O c t. 1 Jan. 2017 2017 2018 1 Ap r . 2018 Stock markets Expectations about loosening monetary policy in both the US and the eurozone pushed up equity indices further in the second quarter. In the US, the main stock market indices reached new historic highs. Index FTSE E300 S&P 500 1,000 1,500 2,000 2,500 3,000 1 J u ly 1 O c t. 1 Jan. 1 Ap r . 1 J u ly 1 O c t. 1 Jan. 1 Ap r . 1 J u ly 2017 2017 2018 2018 2018 2018 2019 2019 2019 Credit markets Credit spreads were driven lower in the second quarter as market expectations for a continuation of the low interest rate environment increased. Basis points iTraxx Main 5 yr (Europe) CDX IG 5 yr (US) 40 60 80 100 1 J u ly 1 O c t. 1 Jan. 1 Ap r . 1 J u ly 1 O c t. 1 Jan. 1 Ap r . 1 J u ly 2017 2017 2018 2018 2018 2018 2019 2019 2019 ING P r ess R elease 2Q2019 23

Appendix

Consolidated profit or loss account: ING Group

ING Group: Consolidated profit or loss account

	Total ING Group		of which: Divestments/Special Items		of which: Insurance Other		of which: Underlying Banking	
In € million	2Q2019	2Q2018	2Q2019	2Q2018	2Q2019	2Q2018	2Q2019	2Q2018
Net interest income	3,470	3,441				-	3,470	3,441
Net fee and commission income	711	717				-0	711	717
Investment income	25	38				-	25	38
Other income	459	273				-14	459	287
Total income	**4,665**	**4,470**	-	-	-	**-14**	**4,665**	**4,484**
Expenses excl. regulatory costs	2,354	2,249					2,354	2,249
Regulatory costs	97	98					97	98
Operating expenses	**2,451**	**2,347**	-	-	-	-	**2,451**	**2,347**
Gross result	**2,214**	**2,123**	-	-	-	**-14**	**2,214**	**2,137**
Addition to loan loss provisions	209	115					209	115
Result before tax	**2,005**	**2,008**	-	-	-	**-14**	**2,005**	**2,022**
Taxation	540	557				-	540	557
Non-controlling interests	26	22					26	22
Net result ING Group	**1,438**	**1,429**	-	-	-	**-14**	**1,438**	**1,443**

ING Group: Underlying profit or loss account

	Total ING Group		of which: Retail Banking		of which: Wholesale Banking		of which: Corporate Line Banking	
In € million	2Q2019	2Q2018	2Q2019	2Q2018	2Q2019	2Q2018	2Q2019	2Q2018
Net interest income	3,470	3,441	2,440	2,479	901	922	129	40
Net fee and commission income	711	717	438	430	276	287	-3	0
Investment income	25	38	19	23	6	10	0	4
Other income	459	287	276	131	128	176	54	-19
Total underlying income	**4,665**	**4,484**	**3,174**	**3,064**	**1,311**	**1,394**	**180**	**26**
Expenses excl. regulatory costs	2,354	2,249	1,600	1,535	655	647	98	67
Regulatory costs	97	98	89	85	11	9	-2	4
Operating expenses	**2,451**	**2,347**	**1,689**	**1,620**	**666**	**656**	**96**	**71**
Gross result	**2,214**	**2,137**	**1,485**	**1,444**	**644**	**738**	**84**	**-45**
Addition to loan loss provisions	209	115	118	52	91	63	0	-0
Underlying result before tax	**2,005**	**2,022**	**1,367**	**1,393**	**553**	**675**	**84**	**-45**
Taxation	540	557	400	377	61	185	79	-5
Non-controlling interests	26	22	22	19	5	3	-0	-0
Underlying net result	**1,438**	**1,443**	**946**	**997**	**487**	**487**	**5**	**-40**
Special items after tax	-	-	-	-	-	-	-	-
Net result Banking	**1,438**	**1,443**	**946**	**997**	**487**	**487**	**5**	**-40**
Net result Insurance Other	-	-14						
Net result ING Group	**1,438**	**1,429**						

ING Group: Profitability and efficiency

	ING Group		Retail Banking		Wholesale Banking		Corporate Line Banking	
In € million	2Q2019	2Q2018	2Q2019	2Q2018	2Q2019	2Q2018	2Q2019	2Q2018
Cost/income ratio	52.5%	52.5%	53.2%	52.9%	50.8%	47.1%	n.a.	n.a.
Underlying cost/income ratio	52.5%	52.3%						
ING Group's total return on IFRS-EU equity[1]	11.4%	11.9%						
ING Group's underlying return on IFRS-EU equity[1]	11.4%	12.0%						

[1] Annualised underlying net result divided by average IFRS-EU shareholders' equity excluding interim profit not included in CET1 capital.

24 ING Press Release 2Q2019

Appendix

Consolidated profit or loss account: ING Group

ING Group: Consolidated profit or loss account

	Total ING Group		of which: Divestments/Special Items		of which: Insurance Other		of which: Underlying Banking	
In € million	6M2019	6M2018	6M2019	6M2018	6M2019	6M2018	6M2019	6M2018
Net interest income	6,953	6,845				-	6,953	6,845
Net fee and commission income	1,386	1,377				-2	1,386	1,378
Investment income	175	102				-	175	102
Other income	727	635				20	727	614
Total income	**9,241**	**8,959**	-	-	-	**18**	**9,241**	**8,940**
Expenses excl. regulatory costs	4,626	4,441					4,626	4,441
Regulatory costs	612	591					612	591
Operating expenses	**5,238**	**5,032**	-	-	-	-	**5,238**	**5,032**
Gross result	**4,003**	**3,927**	-	-	-	**18**	**4,003**	**3,908**
Addition to loan loss provisions	416	200					416	200
Result before tax	**3,586**	**3,727**	-	-	-	**18**	**3,586**	**3,708**
Taxation	983	1,021				-0	983	1,021
Non-controlling interests	47	51					47	51
Net result ING Group	**2,556**	**2,654**	-	-	-	**19**	**2,556**	**2,636**

ING Group: Underlying profit or loss account

	Total ING Group		of which: Retail Banking		of which: Wholesale Banking		of which: Corporate Line Banking	
In € million	6M2019	6M2018	6M2019	6M2018	6M2019	6M2018	6M2019	6M2018
Net interest income	6,953	6,845	4,869	4,948	1,831	1,793	253	105
Net fee and commission income	1,386	1,378	853	831	538	548	-6	-1
Investment income	175	102	42	63	14	34	119	5
Other income	727	614	445	314	235	355	47	-54
Total underlying income	**9,241**	**8,940**	**6,210**	**6,156**	**2,618**	**2,730**	**413**	**54**
Expenses excl. regulatory costs	4,626	4,441	3,137	3,066	1,295	1,240	194	135
Regulatory costs	612	591	472	467	143	120	-3	4
Operating expenses	**5,238**	**5,032**	**3,609**	**3,533**	**1,438**	**1,360**	**192**	**139**
Gross result	**4,003**	**3,908**	**2,602**	**2,623**	**1,180**	**1,370**	**221**	**-85**
Addition to loan loss provisions	416	200	254	147	162	53	0	-0
Underlying result before tax	**3,586**	**3,708**	**2,348**	**2,476**	**1,018**	**1,317**	**221**	**-85**
Taxation	983	1,021	662	660	209	341	112	21
Non-controlling interests	47	51	39	44	8	8	-0	-0
Underlying net result	**2,556**	**2,636**	**1,647**	**1,773**	**801**	**968**	**109**	**-105**
Special items after tax	-	-	-	-	-	-	-	-
Net result Banking	**2,556**	**2,636**	**1,647**	**1,773**	**801**	**968**	**109**	**-105**
Net result Insurance Other	-	19						
Net result ING Group	**2,556**	**2,654**						

ING Group: Profitability and efficiency

	ING Group		Retail Banking		Wholesale Banking		Corporate Line Banking	
In € million	6M2019	6M2018	6M2019	6M2018	6M2019	6M2018	6M2019	6M2018
Cost/income ratio	56.7%	56.2%	58.1%	57.4%	54.9%	49.8%	n.a.	n.a.
Underlying cost/income ratio	56.7%	56.3%						
ING Group's total return on IFRS-EU equity[1]	10.2%	11.1%						
ING Group's underlying return on IFRS-EU equity[1]	10.2%	11.0%						

[1] Annualised underlying net result divided by average IFRS-EU shareholders' equity excluding interim profit not included in CET1 capital.

ING Press Release 2Q2019 25

Appendix

Consolidated profit or loss account: Geographical split

Geographical split: Consolidated profit or loss account	Total ING Group		Netherlands		Belgium		Germany		Other Challengers		Growth Markets		Wholesale Banking Rest of World		Other[1]	
In € million	2Q2019	2Q2018	2Q2019	2Q2018	2Q2019	2Q2018	2Q2019	2Q2018	2Q2019	2Q2018	2Q2019	2Q2018	2Q2019	2Q2018	2Q2019	2Q2018
Net interest income	3,470	3,441	1,026	1,144	561	535	535	567	444	410	390	391	387	355	126	39
Net fee and commission income	711	717	243	238	141	133	77	61	73	65	78	85	103	135	-3	0
Investment income	25	38	9	17	6	1	7	7	-1	3	4	4	1	2	0	5
Other income	459	287	78	87	103	85	36	-9	12	-3	75	58	99	88	56	-18
Total underlying income	**4,665**	**4,484**	**1,356**	**1,486**	**810**	**754**	**654**	**625**	**527**	**476**	**548**	**538**	**590**	**580**	**179**	**26**
Expenses excl. regulatory costs	2,354	2,249	686	649	414	439	305	264	297	276	256	255	297	293	99	72
Regulatory costs	97	98	30	20	-4	1	16	19	20	18	36	34	1	1	-2	4
Operating expenses	**2,451**	**2,347**	**716**	**669**	**409**	**441**	**321**	**283**	**317**	**294**	**293**	**289**	**298**	**294**	**97**	**76**
Gross result	**2,214**	**2,137**	**640**	**817**	**401**	**313**	**333**	**342**	**211**	**181**	**255**	**249**	**292**	**285**	**83**	**-50**
Addition to loan loss provisions	209	115	55	-84	22	33	-14	41	48	30	70	54	29	41	0	-0
Underlying result before tax Banking	**2,005**	**2,022**	**585**	**901**	**379**	**280**	**347**	**300**	**163**	**152**	**185**	**195**	**263**	**244**	**83**	**-50**
Retail Banking	1,367	1,393	599	738	295	211	248	228	91	68	134	148	-	-	-	-
Wholesale Banking	553	675	-14	163	84	69	99	72	71	84	51	47	263	244	-1	-5
Corporate Line	84	-45	-	-	-	-	-	-	-	-	-	-	-	-	84	-45
Underlying result before tax	**2,005**	**2,022**	**585**	**901**	**379**	**280**	**347**	**300**	**163**	**152**	**185**	**195**	**263**	**244**	**83**	**-50**
Taxation	540	557	146	225	119	75	113	99	50	50	43	47	-16	68	86	-6
Non-controlling interests	26	22	-0	0	0	0	1	1	-	-	26	21	-	-	-0	-0
Underlying net result Banking	**1,438**	**1,443**	**439**	**676**	**260**	**204**	**234**	**201**	**112**	**101**	**115**	**127**	**279**	**177**	**-3**	**-43**
Special items after tax	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net result Banking	**1,438**	**1,443**	**439**	**676**	**260**	**204**	**234**	**201**	**112**	**101**	**115**	**127**	**279**	**177**	**-3**	**-43**
Net result Insurance Other	-	-14														
Net result ING Group	**1,438**	**1,429**														
Customer lending/deposits (end of period, in € billion)		281.7		111.7		37.2		71.6		51.9		9.3		0.0		-
		310.7		74.0		66.3		44.7		31.1		27.2		66.9		0.4
Residential mortgages	293.0	556.7	113.0	175.0	38.8	102.0	74.7	137.5	55.5	91.3	10.9	36.8	0.0	14.0	-	0.0
Other lending Customer	322.3		76.2		68.0		46.9		32.6		27.2		70.8		0.4	
deposits	571.1		176.3		105.1		138.0		96.0		40.8		15.0		0.0	
Profitability and efficiency[2]	52.5%	52.3%	52.8%	45.0%	50.5%	58.5%	49.1%	45.3%	60.1%	61.9%	53.5%	53.7%	50.5%	50.8%	53.9%	292.9%
Cost/income ratio		13.8%		26.0%		11.6%		14.2%		9.5%		10.0%		8.0%		-40.3%
Return on equity based on 13.5% CET1[3]	13.8%	52,189	17.3%	14,153	14.2%	9,593	15.9%	5,048	9.5%	5,028	10.4%	14,875	13.1%	3,485	-2.9%	8
Employees (internal FTEs, end of period)	53,525		15,272		9,309		5,331		5,219		14,588		3,799		6	
Risk[2]		8		-18		13		14		15		60		25		-12
Risk costs in bps of average customer lending Risk	14	15	12	-44	8	25	-5	39	22	38	74	50	16	25	7	-3
costs in bps of average RWA	27	318.7	29	77.7	16	53.4	-13	43.3	54	31.8	70	44.2	18	65.5	1	2.8
Risk-weighted assets (end of period, in € billion)	318.3		79.1		54.2		44.9		35.6		40.9		60.3		3.2	

[1] Region Other consists of Corporate Line and Real Estate run-off portfolio.
[2] Key figures based on underlying figures.
[3] Underlying after-tax return divided by average equity based on 13.5% of RWA (annualised).

26 ING Press Release 2Q2019

Appendix

Consolidated profit or loss account: Geographical split

Geographical split: Consolidated profit or loss account

In € million	Total ING Group 6M2019	Total ING Group 6M2018	Netherlands 6M2019	Netherlands 6M2018	Belgium 6M2019	Belgium 6M2018	Germany 6M2019	Germany 6M2018	Other Challengers 6M2019	Other Challengers 6M2018	Growth Markets 6M2019	Growth Markets 6M2018	Wholesale Banking Rest of World 6M2019	Wholesale Banking Rest of World 6M2018	Other[1] 6M2019	Other[1] 6M2018
Net interest income	6,953	6,845	2,061	2,273	1,112	1,048	1,060	1,117	885	847	799	785	788	673	247	102
Net fee and commission income	1,386	1,378	487	471	270	253	142	117	142	129	152	164	201	246	-6	-1
Investment income	175	102	12	52	15	34	20	7	-1	-10	8	14	1	1	120	6
Other income	727	614	78	165	161	166	89	7	6	26	152	106	189	197	52	-52
Total underlying income	**9,241**	**8,940**	**2,638**	**2,960**	**1,558**	**1,500**	**1,310**	**1,248**	**1,032**	**991**	**1,110**	**1,069**	**1,180**	**1,117**	**413**	**54**
Expenses excl. regulatory costs	4,626	4,441	1,326	1,308	822	845	582	521	593	542	509	515	599	568	196	142
Regulatory costs	612	591	146	146	202	208	72	73	45	42	100	81	49	38	-2	4
Operating expenses	**5,238**	**5,032**	**1,472**	**1,454**	**1,025**	**1,053**	**654**	**594**	**638**	**584**	**608**	**596**	**648**	**606**	**193**	**146**
Gross result	**4,003**	**3,908**	**1,166**	**1,507**	**534**	**447**	**656**	**654**	**394**	**408**	**502**	**473**	**532**	**511**	**219**	**-91**
Addition to loan loss provisions	416	200	78	-111	99	67	-32	51	92	67	130	85	49	41	0	-0
Underlying result before tax Banking	**3,586**	**3,708**	**1,088**	**1,617**	**435**	**380**	**689**	**603**	**302**	**341**	**372**	**389**	**482**	**470**	**219**	**-91**
Retail Banking	2,348	2,476	1,132	1,362	328	231	449	423	163	157	275	304	-	-	-	-
Wholesale Banking	1,018	1,317	-44	256	106	149	240	179	139	184	97	85	482	470	-2	-7
Corporate Line	221	-85	-	-	-	-	-	-	-	-	-	-	-	-	221	-85
Underlying result before tax	**3,586**	**3,708**	**1,088**	**1,617**	**435**	**380**	**689**	**603**	**302**	**341**	**372**	**389**	**482**	**470**	**219**	**-91**
Taxation	983	1,021	271	398	132	103	233	204	101	109	85	83	47	105	113	18
Non-controlling interests	47	51	-0	0	0	6	1	1	-	-	46	44	-	-	-0	-0
Underlying net result Banking	**2,556**	**2,636**	**817**	**1,219**	**303**	**270**	**454**	**398**	**201**	**231**	**240**	**261**	**436**	**365**	**106**	**-109**
Special items after tax	-	0	-	-	-	-	-	-	-	-	-	-	-	-	-	0
Net result Banking	**2,556**	**2,636**	**817**	**1,219**	**303**	**270**	**454**	**398**	**201**	**231**	**240**	**261**	**436**	**365**	**106**	**-109**
Net result Insurance Other	-	19														
Net result ING Group	**2,556**	**2,654**														
Customer lending/deposits (end of period, in € billion)																
Residential mortgages	293.0	281.7	113.0	111.7	38.8	37.2	74.7	71.6	55.5	51.9	10.9	9.3	0.0	0.0	-	0.0
Other lending	322.3	310.7	76.2	74.0	68.0	66.3	46.9	44.7	32.6	31.1	27.2	27.2	70.8	66.9	0.4	0.4
Customer deposits	571.1	556.7	176.3	175.0	105.1	102.0	138.0	137.5	96.0	91.3	40.8	36.8	15.0	14.0	0.0	0.0
Profitability and efficiency[2]																
Cost/income ratio	56.7%	56.3%	55.8%	49.1%	65.7%	70.2%	49.9%	47.6%	61.8%	58.9%	54.8%	55.7%	54.9%	54.3%	46.9%	268.2%
Return on equity based on 13.5% CET1[3]	12.3%	12.7%	16.4%	23.4%	8.3%	7.9%	15.5%	14.4%	8.5%	10.9%	10.4%	10.4%	10.0%	8.3%	50.5%	-50.1%
Employees (internal FTEs, end of period)	53,525	52,189	15,272	14,153	9,309	9,593	5,331	5,048	5,219	5,028	14,588	14,875	3,799	3,485	6	8
Risk[2]																
Risk costs in bps of average customer lending	14	7	8	-12	19	13	-5	9	21	16	69	47	14	13	1	-5
Risk costs in bps of average RWA	27	13	21	-29	37	26	-15	25	52	43	64	39	15	12	0	-1
Risk-weighted assets (end of period, in € billion)	318.3	318.7	79.1	77.7	54.2	53.4	44.9	43.3	35.6	31.8	40.9	44.2	60.3	65.5	3.2	2.8

[1] Region Other consists of Corporate Line and Real Estate run-off portfolio.
[2] Key figures based on underlying figures.
[3] Underlying after-tax return divided by average equity based on 13.5% of RWA (annualised).

ING Press Release 2Q2019 27

28 ING P r ess R elease 2Q2019 Important legal information Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/2014. ING Group’s annual accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS - EU’). In preparing the ﬁnancial information in this document, except as described otherwise, the same accounting principles are applied as in the 2018 ING Group consolidated annual accounts. All ﬁgures in this document are unaudited. Small diﬀerences are possible in the tables due to rounding. Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward - looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to diﬀer materially from those expressed or implied in such statements. Actual results, performance or events may diﬀer materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of ﬁnancial markets, including developing markets, (3) potential consequences of the United Kingdom leaving the European Union or a break - up of the euro, (4) changes in the ﬁscal position and the future economic performance of the US including potential consequences of a downgrade of the sovereign credit rating of the US government, (5) potential consequences of a European sovereign debt crisis, (6) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, (7) changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness, (8) changes aﬀecting interest rate levels, (9) inﬂation and deﬂation in our principal markets, (10) changes aﬀecting currency exchange rates, (11) changes in investor and customer behaviour, (12) changes in general competitive factors, (13) changes in or discontinuation of ‘benchmark’ indices, (14) changes in laws and regulations and the interpretation and application thereof, (15) changes in compliance obligations including, but not limited to, those posed by the implementation of DAC6, (16) geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities, (17) changes in standards and interpretations under International Financial Reporting Standards (IFRS) and the application thereof, (18) conclusions with regard to purchase accounting assumptions and methodologies, and other changes in accounting assumptions and methodologies including changes in valuation of issued securities and credit market exposure, (19) changes in ownership that could aﬀect the future availability to us of net operating loss, net capital and built - in loss carry forwards, (20) changes in credit ratings, (21) the outcome of current and future legal and regulatory proceedings, (22) operational risks, such as system disruptions or failures, breaches of security, cyber - attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business, (23) risks and challenges related to cybercrime including the eﬀects of cyber - attacks and changes in legislation and regulation related to cybersecurity and data privacy, (24) the inability to protect our intellectual property and infringement claims by third parties, (25) the inability to retain key personnel, (26) business, operational, regulatory, reputation and other risks in connection with climate change, (27) ING’s ability to achieve its strategy, including projected operational synergies and cost - saving programmes and (28) the other risks and uncertainties detailed in this annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com. (29) This document may contain inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document. ING does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by third parties. ING speciﬁcally disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain available following the publication of this document, or that any information found at such websites will not change following the ﬁling of this document. Many of those factors are beyond ING’s control. Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward - looking statements, whether as a result of new information or for any other reason . This document does not constitute an oﬀer to sell, or a solicitation of an oﬀer to purchase, any securities in the United States or any other jurisdiction . ING proﬁle ING is a global ﬁnancial institution with a strong European base, oﬀering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank’s more than 53,000 employees oﬀer retail and wholesale banking services to customers in over 40 countries. ING Group shares are listed on the exchanges of Amsterdam (INGA NA, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N). Sustainability forms an integral part of ING’s strategy, evidenced by ING’s ranking as Leader in the banks industry group by Sustainalytics and ‘A’ rating in MSCI’s ratings universe. ING Group shares are included in major sustainability and Environmental, Social and Governance (ESG) index products of leading providers STOXX, Morningstar and FTSE Russell. Further information All publications related to ING’s 2Q2019 results can be found at www.ing.com/2q2019, including a video with CEO Ralph Hamers. The video is also available on YouTube. Additional ﬁnancial information is available at www.ing.com/qr: • ING Group historical trend data • ING Group analyst presentation (also available via SlideShare) For further information on ING, please visit www . ing . com . Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed . Photos of ING operations, buildings and its executives are available for download at Flickr. Footage (B - roll) of ING is available via ing.yourmediakit.com or can be requested by emailing info@yourmediakit.com. ING presentations are available at SlideShare.